U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                      Ultimate Security Systems Corporation
                      -------------------------------------
                 (Name of Small Business Issuer in its charter)


Nevada                                                                88-0363285
-------                                                               ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

18271 West McDurmott, Suite F, Irvine, California                         92614
--------------------------------------------------------   ---------------------
(Address of principal executive offices)                             (Zip Code)


                    Issuer's telephone number: (800)689-8004


Securities to be registered under Section 12(b) of the Act:


   Title of Each Class                         Name of Each Exchange on which
   to be so Registered:                        Each Class is to be Registered:
   --------------------                        -------------------------------
         None                                                None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.01                     Preferred Stock, Par Value $.01
----------------------------                     -------------------------------
    (Title of Class)                                     (Title of Class)



                                   Copies to:

                              Deron M. Colby, Esq.
                     Abrams Garfinkel Margolis Bergson, LLP
                          4100 Newport Place, Suite 830
                         Newport Beach, California 92660
                                  949.250.8655
                             Facsimile: 949.250.8656






                                   Page 1 of x
                      Exhibit Index is specified on Page x

                     Ultimate Security Systems Corporation,
                              a Nevada corporation

                  Index to Registration Statement on Form 10-SB

Item Number and Caption                                                     PAGE

1. Description of Business                                                    3

2. Management's Discussion and Analysis of Financial Condition and
Results of Operations                                                         6

3. Description of Property                                                   13

4. Security Ownership of Certain Beneficial Owners and Management            14

5. Directors, Executive Officers, Promoters and Control Persons              15

6. Executive Compensation                                                    16

7. Certain Relationships and Related Transactions                            17

8. Description of Securities                                                 18

PART II

1.       Market Price of and Dividends on the Registrant's Common Equity and
         Related x Stockholder Matters                                       19

2.       Legal Proceedings                                                   20

3.       Changes in and Disagreements with Accountants                       20

4.       Recent Sales of Unregistered Securities                             20

5.       Indemnification of Directors and Officers                           20

PART F/S

Financial Statements                                            F-1 through F-36

PART III

1(a). Index to Exhibits                                                      x

1(b). Exhibits                                                  E-1 through E-60

ITEM 1. DESCRIPTION OF BUSINESS.

OUR BACKGROUND. We were incorporated in August 1994 in the state of Nevada to develop and commercialize an automobile anti-theft device. Our activities to date have included raising capital and developing and selling prototype devices. Our executive offices are located at 18271 West McDurmott, Suite F, Irvine, California 92614 and the telephone number is 800-689-8004.

OUR POWERLOCK(R) PRODUCT. Our product is Powerlock (R), an automobile anti-theft device. Powerlock(R) is a "sealed" electronic system which arms within 45 seconds of the ignition being turned off. Powerlock(R) works by creating an open ignition circuit that disables the starting circuitry directly at the starter. If the system is tampered with the horn will sound for 60 seconds. The system can also protect the contents of the vehicle by sounding the horn or a siren in case of a break-in.

The product is an adaptable security module with microprocessors that prevents electrical current from being delivered through the vehicle's starter solenoid. An enhanced version was introduced by us in early 2002, allowing us to market both the basic unit and the new "proximity transponder" version. Once the enhanced version is wired into a vehicle's power door locks, the customer can automatically unlock the vehicle's doors without pressing any buttons. This gives the customer not only the security feature of the basic version, but also hands-free convenience.

We have also developed a version which can be installed onto motorcycles. The motorcycle application operates in the same manner as the automobile application, however, the system is specially engineered to withstand greater levels of vibration, moisture exposure, and temperature fluctuations.

SALES AND DISTRIBUTION. We are attempting to penetrate two distinct markets: the traditional "mobile electronics" market segment and the non-traditional "bolt-on" segment. Distribution channels for the mobile electronics market segment consist of us selling directly to retailers, or the acquisition of retailers through the use of independent manufacturer sales representative firms, also known as "independent contractors", which are firms that carry multiple product lines and call directly on retailers and warehouse distributors, and are paid a commission on sales they generate. In the mobile electronics market segment, most dealer acquisition activity occurs through the sales representatives with us shipping product directly to the retailer. In this market segment, there are not many warehouse distributors. This market segment is where most security systems have traditionally been sold and installed. These retailers carry multiple sound and video products for vehicles.

The "bolt-on" market segment is comprised primarily of retail vehicle accessorizers and restylers. These retailers sell and install products that change the appearance and/or performance of a vehicle. The distribution channel structure for this market segment is similar to that of the mobile electronics segment with respect to sales representatives and their functions. However, this segment is dominated by stocking warehouse distributors that the retailers generally purchase product from. With this sales and distribution strategy in place, we believe we will be able to seriously penetrate the market and increase sales provided we can find additional financing.

In September of 2000, we began product shipments, sales channel development and retail dealer acquisition activities. From then until now, both retail and wholesale price points have been verified. To strengthen the sales operations, we hired, as an employee, a 25-year sales and marketing veteran of the mobile electronic industry in July 2002. There are now 25 sales representatives, from 6 independent manufacturers' sales representative firms, also known as "independent contractors", covering about 80 percent of the United States market in the mobile electronics market segment. In December of 2003, we added another marketing veteran, as an employee, for the "bolt-on" market segment. There are now over 50 independent manufacturers' sales representatives in this market segment.

We plan to market and sell our products in the United States as well as in certain foreign jurisdictions such as Japan and Canada. However, we have not yet entered any foreign markets, nor can we guarantee we will ever enter any foreign markets.

Specifically, we belive that there is a significant potential to expand the market for our product in Western Canada, and in June 2003, added RBL Warehouse Distributors and its ten distribution locations as distributors for our product in Western Canada. We believe that there is a potential market for our product anywhere there are property crimes against automobiles, but specifically in Canada because our product has been approved as an aftermarket automobile immobilizer in Canada.

We believe that this relationship with RBL Warehouse Distributors could have the effect of enhancing our ability to compete in that region. This is because we believe that RBL Warehouse Distributors has a positive, established reputation in Western Canada, which we hope will increase our product visibility, which could lead to additional sales. We also believe that our goal of developing international markets would be assisted by expanding our sales from the U.S. into Western Canada, beginning with this relationship with RBL Warehouse Distributors.

COMPETITION. Powerlock(R) approaches vehicle security from a different point of view and different technology from our competitors. When it comes to immobilizing the starter, the Powerlock(R) uses a protective device which covers the starter solenoid, which is the electrical portion of the unit, and makes it impossible to start the engine. In addition, the Powerlock(R) becomes part of the starter and we believe the unit cannot be removed. Specific competitors include: Directed Electronics, maker of the Viper product; Clifford security systems; Omega security systems; Audiovox, maker of the Prestige product; Lojack, maker of the Lojack system; Magnadyne security systems; and Omega, which makes the Excaliber system. All of these competitors use standard relays, located under the dash or in the engine compartment that are hot-wired around.

Powerlock(R) is a digitally encoded proprietary system that we believe is impossible to hot-wire. We also believe that it is impossible to code grab or reproduce the digital encryption. We believe that only Powerlock(R) features a patented, fault-proof design that cannot be circumvented. Even if a thief removes the vehicle's battery, cuts or jumps any electrical wires or removes the system control unit, the vehicle still won't start.

We believe that the Powerlock(R) product can compete and surpass the competition because Powerlock(R) is a "breakthrough" product in that it is not vulnerable to "hot wiring" as are all most other vehicle security products. Powerlock(R), which arms passively, will not allow a casual or professional thief to "hot-wire" the vehicle. Because the vehicle cannot be started, it cannot be hot-wired by simply circumventing the device. By contrast, competitive products that claim immunity to theft all can be hot-wired. We believe that even those competing products that claim to immobilize the engine, or kill the ignition switch, are vulnerable to professional thieves who can "hot-wire" a vehicle in seconds. We believe that the sole disadvantage to using the Powerlock(R) product is that once the unit is installed in a vehicle it is installed permanently and the only way to remove it is to remove and replace the engines starter mechanism.

Although we believe our product is superior to our competitors' products, to date we have not entered into any major contracts for the sale of the Powerlock(R) product. We believe that as we devote more time and funds to marketing and selling activities, we will be able to attract larger distributors and, in turn, enter into larger, more lucrative sales contracts, however, there is no guarantee that we will be able to do so.

We hope that if our stock becomes eligible for quotation on the Over-the-Counter Bulletin Board, we will be able to attract private as well as institutional investors interested in investing in a public company as we believe that more investors are interested in investing in public companies versus purely private companies. However, there is no guarantee that we will be able to attract private or institutional investors or that the Powerlock(R) will gain the necessary market acceptance needed to attract large distribution contracts.

INTELLECTUAL PROPERTY. The Powerlock(R) is patented both in the United States under domestic patent #5,548,164 and overseas under international patent #6,351,209. We have also obtained a federal trademark registration for the name "Powerlock". Our success will depend, in part, on our ability to obtain patent protection for the PowerLock(R) to preserve our trade secrets, and to operate without infringing the patent or other proprietary rights of others. Any patents issued to us may not be held valid if subsequently challenged, others may claim rights in the patents and other proprietary technology owned by us, and others may have developed or will develop similar products or technologies without violating any of our proprietary rights. We will rely on the strength and protectability of the patents already obtained by us. In the event we are unable to protect those patents and/or trademarks, our ability to sell the PowerLock(R) product and earn revenues will be harmed.

We may also become involved in interference proceedings declared by the United States Patent and Trademark Office in connection with one or more of our patents or patent applications to determine priority of invention. Any such proceeding could result in substantial cost to us, as well as a possible adverse decision as to priority of invention of the patent or patent application involved. In addition, we may become involved in reissue or reexamination proceedings in the patent office in connection with the scope or validity of our patents. Any such proceeding could have a material adverse effect on our business, results of operations and financial condition, and an adverse outcome in such proceeding could result in a reduction of the scope of the claims of any such patents or such patents being declared invalid. In addition, from time to time, to protect our competitive position, we may initiate reexamination proceedings in the patent office with respect to patents owned by others. Such proceedings could result in substantial cost to us, and diversion of our efforts, and an adverse decision in such proceedings could increase our operating costs or negatively impact our ability to maintain or increase sales revenues.

We rely on trade secrets and proprietary know how in the conduct of our operations. We use employee and third party confidentiality and non-disclosure agreements to protect such trade secrets and know how. We will take similar precautions. The obligation to maintain the confidentiality of such trade secrets or proprietary information may be breached by employees, consultants, advisors or others and we may not have adequate remedies for any breach. In addition, the trade secrets or proprietary know how may otherwise become known or be independently developed or discovered by third parties.

MANUFACTURING. The following companies provide raw materials and manufacturing services to us: Benson Precision Machining; Digi-Key; Mammoth Products, Inc.; Mouser Electronics; Grizzle & Hunter Plastic, LLC.

RESEARCH AND DEVELOPMENT. Research and development of the Powerlock(R) is essentially complete, although we intend to continue to make improvements. Research and development expenses in 2002 and 2001 were approximately $12,500 and $42,000, respectively. Because we completed research and development activities in 2002, we no longer have ongoing research and development expenses. Our management estimates that expenses for continuing product improvement in the next twelve months will be approximately $98,000.

EMPLOYEES. As of the date hereof, we had 5 full time employees and 1 part time employee. James Cooper entered into an employment agreement with us. Other than Mr. Cooper, all other employees are "at-will". We primarily use independent contractors for sales and marketing services.

SALES AND MARKETING. To date, our sales and marketing campaign has consisted of a public relations campaign supported by targeted advertising, point-of-purchase and sales collateral materials. We plan to focus our marketing efforts toward individuals who own a motor vehicle, are over the age of 30 and are considering the purchase of some sort of vehicle security. We believe that there is a propensity on the part of individuals who accessorize their vehicles to be more concerned about vehicle security. We also plan to market our products in areas that suffer from increased vehicle thefts.

We believe that our public relations campaign has resulted in potential customers visiting our website. Moreover, we have received telephone calls to our toll-free number from potential customers. We have also advertised in magazines distributed by the Mobile Electronics Retailer Association and the Specialty Equipment Market Association. Such advertisements have generated dealer inquiries.

Should our stock be qualified for listing on the Over the Counter Bulletin Board, we will seek funding to expand our sales and marketing activities. There is no guarantee that such funding will be available, and no guarantee that our stock will become so listed. Assuming additional funding is available, the sales and marketing plan will focus on four areas:


     o    an enhanced integrated advertising and public relations program;
     o additions to our sales staff to strengthen the dealer network and manufacturers sales representative network;
     o    increased penetration of retailers with all products; and
     o the introduction of products for the heavy construction equipment market and the motorcycle market.

FACILITIES. Our executive offices are located at 18271 West McDurmott, Suite F, Irvine, California 92614 and our telephone number is 800-689-8004. As our current in-house staff is small, the current executive office is sufficient to accommodate our current employees. However, should the need arise to hire additional employees and should the funds be available, we plan on seeking larger executive offices. We currently lease those facilities for $2,608 a month pursuant to a lease with a 3 year term.

Our assembly facilities are located at 18226 McDurmott, Suite C, Irvine, California 92614. We lease our assembly facilities for $1,560 a month pursuant to a 2 year lease. Our assembly facility is adequate for our current operations but will be inadequate if production is significantly increased. At such time, should the need arise and should funds be available, we intend to seek a larger assembly facility. We are confident we will be able to secure such facilities on commercially reasonable terms.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
------------------------------------------------------------------------

INFORMATION IN THIS REGISTRATION STATEMENT CONTAINS "FORWARD LOOKING STATEMENTS" WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS SUCH AS "BELIEVES", "ESTIMATES", "COULD", "POSSIBLY", "PROBABLY", "ANTICIPATES", "ESTIMATES", "PROJECTS", "EXPECTS", "MAY" OR "SHOULD" OR OTHER VARIATIONS OR SIMILAR WORDS. NO ASSURANCES CAN BE GIVEN THAT THE FUTURE RESULTS ANTICIPATED BY THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED. THE FOLLOWING MATTERS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO THOSE FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE FUTURE RESULTS ANTICIPATED BY THOSE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT HAVE A DIRECT BEARING ON OUR RESULTS OF OPERATIONS ARE THE EFFECTS OF VARIOUS GOVERNMENTAL REGULATIONS, THE FLUCTUATION OF OUR DIRECT COSTS AND THE COSTS AND EFFECTIVENESS OF OUR OPERATING STRATEGY. OTHER FACTORS COULD ALSO CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE FUTURE RESULTS ANTICIPATED BY THOSE FORWARD-LOOKING STATEMENTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this registration statement.

YEAR-END RESULTS OF OPERATIONS, DECEMBER 31, 2003 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

During the year ended December 31, 2003, we had revenues of $32,479 (306 units), compared to $89,588 (690 units) for the year ended December 31, 2002. We believe that our reduced sales were due to the lingering recession, which we believe discouraged automobile aftermarket dealerships from adding to inventory. Cost of revenue was $26,108 in 2003 (80.4% of sales), compared to cost of revenue of $55,025 (61.4% of sales) in 2002. The higher cost of revenues in 2003 was due to inefficiencies in manufacturing at well below capacity. Product development cost remained relatively static, increasing to $163,992 in 2003 from $162,697 in 2002. Total selling expenses also remained relatively static: $474,928 for 2003, compared to $476,676 for 2002. The cost of a greater emphasis on trade shows in 2003 was offset by a temporary reduction in technical representatives' salaries.

General and administrative expenses were $575,408 in 2003 compared to $481,864 in 2002. The increase was primarily due to non-recurring costs of engineering changes and merger expenses associated with our failed merger with Immunotechnology Corporation. Engineering costs were related to changes in the circuit boards and associated tooling of the anti-theft device. Merger expense was related to the preparation and filing of the Registration Statement on Form S-4 we undertook with Immunotechnology Corporation, which was subsequently withdrawn when the merger agreement was terminated. As a result of decreased sales, the net loss increased from $1,168,967 in 2002 to $1,209,238 in 2003. From our inception in August 18, 1994 to December 31, 2003 we had a net loss of approximately $3,990,604.

YEAR-END LIQUIDITY AND CAPITAL RESOURCES.

Historically, we have been unable to finance our operations from cash flows from operating activities. As of December 31, 2003, we had cash and cash equivalents of $1,211,594, as compared to $1,270,530 in 2002. During 2002 and 2003, we obtained financing through the sale of our preferred stock. We believe based on our current budget and sales that we will be able to pay our expenses for the next year. Cash flows provided by financing activities decreased from $1,531,840 during 2002 to $1,195,517 in 2003. The cash from financing activities in 2002 and 2003 resulted from the sale of our preferred stock, both Series A and Series
B. As of December 31, 2003, we had a deficit accumulated during the post-development stage of $3,249,712.

Our financial statements for 2003 have been prepared on the assumption that we will continue as a going concern. Our independent public accountants have issued their report dated May 3, 2004, that includes an explanatory paragraph stating that our recurring losses, among other things, raise substantial doubt about our ability to continue as a going concern.

OUR THIRD-QUARTER RESULTS OF OPERATIONS.

Comparison of the nine months ended September 30, 2004 with the nine months ended September 30, 2003.

During the nine months ended September 30, 2004, we had revenues of $32,839, compared to $18,923 for the comparable nine-month period in 2003. We believe that this increase was the first sign of recovery from a general economic recession.

Our cost of sales was $62,662 for the nine months ended September 30, 2004, compared to $67,807 for the same period in 2003. The variance was due to differences in buyer price levels. A preponderance of sales in the 2004 period were to warehouses at the lower price as opposed to dealers at the higher price, and the reverse was true in 2003. The result was an apparent higher cost of sales in 2004. We expect the percentages to even out over the remainder of fiscal 2004.

Total selling expenses were $290,492 for the nine-month period ended September 30, 2004, compared to $338,164 for the nine-month period ended September 30, 2003. The decrease was due to our management focusing on programs with the greatest promise, as more experience was gained with the sales programs. Less promising programs were terminated. We shifted our emphasis to magazine advertising and public relations.

Our general and administrative expenses were $648,151 for the nine-month period ended September 30, 2004, compared to $473,463 for the comparable period in 2003. The increase was due to a variety of extra costs: a temporary increase in technical representative salaries, the addition of one engineer to staff, an executive search, and merger costs associated with the failed merger.

During the nine months ended September 30, 2004, we had a net loss of $898,878 compared to a net loss of $862,218 for the nine months ended September 30, 2003. This increase in the net loss was attributable primarily to the cumulative effect of a change in our accounting method to record research and development expenses, which were somewhat offset by an increase in sales.

From our inception in August 18, 1994 to September 30, 2004 we had a net loss of approximately $4,215,488.

THIRD-QUARTER LIQUIDITY AND CAPITAL RESOURCES DURING THE THIRD QUARTER OF 2004.

We continued to finance our operations from the sale of preferred stock, our cash flows from operating activities being insufficient. As of September 30, 2004, we had cash and marketable securities of $1,113,068 as compared to $1,381,377 for the same period in 2003. As a long-term matter, we will require additional financing to maintain operations. We believe based on our current cash reserves and our current budget and sales that we will be able to pay our expenses for the remainder of the next twelve months.

In the first nine months of 2004, we had a net decrease in cash and cash equivalents of ($98,526) compared to a net increase in cash and cash equivalents in the same period of 2003 of $93,381, as measured from the beginning of the fiscal period.

Our cash flows used in operations increased to $1,070,042 in the first nine months of 2004 from $892,263 in the same period in 2003. This was primarily due to the increased operating loss.

Cash flows provided by financing activities decreased from $985,644 during the first nine months of 2003 to $971,516 in the same period of 2004. Cash flows in both years were provided by sales of preferred stock. Costs related to the sales were proportionately lower in 2003, permitting a higher realization.

As of September 30, 2004, we had a deficit accumulated during the post development stage of $4,158,519.

OUR PLAN OF OPERATION FOR THE NEXT TWELVE MONTHS. We are in various stages of development with a number of substantive accounts which we plan to pursue over the next twelve months. Among the more compelling large-scale opportunities in process are: (i) Autobacs7, an electronics chain in Japan with 520 stores, (ii) several pending deals in Europe from our distributors in that region, (iii) a joint venture partner in China, (iv) a heavy equipment OEM application, (v) a 25-store retail chain in southern California, (vi) OEM application for personal water craft and ATVs, (vii) a 125-store chain in Canada from our current Canadian distributor, (viii) PEP Boys, (ix) Tyco International (residential and commercial security division), (x) Wal-Mart, (xi) UPS, (xii) Southeastern Toyota (135 dealerships), (xiii) Circuit City, and (xiv) distribution in Nigeria, Puerto Rico, and many other non-European countries.

We will also seek additional financing to expand our sales and marketing activities in three areas: (i) an enhanced integrated advertising and public relations program, (ii) additional sales staff to strengthen the dealer network and manufacturers sales rep network; and (iii) penetration of "power" retailers with the "proximity transponder" product, penetration of the heavy construction equipment market and the motorcycle market. To that end, we are seeking between $5.50 million and $16.90 million. However, we have not identified a source for those funds, nor can we guarantee we will ever be able to raise the necessary funds. In addition, we must also be able to generate significant revenues to use for marketing and distributing our automobile anti-theft device. Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could vary as a result of a number of factors. We will need to raise additional capital to further expand, promote and conduct our operations. Such additional capital may be raised through public or private financing as well as borrowing and other sources. There can be no assurance that additional funding will be available on favorable terms, if at all. If adequate funds are not immediately available, we believe that our current cash resources will be sufficient to pay our expenses over the next twelve-month period. Therefore, we have not contemplated any plan of liquidation in the event that we do not generate additional funds.

We are not currently conducting any research and development activities. We do not anticipate conducting such activities in the near future. In the event that we expand our customer base, then we may need to hire additional employees or independent contractors as well as purchase or lease additional equipment.

OFF-BALANCE SHEET ARRANGEMENTS. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.


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


                                  RISK FACTORS

OUR BUSINESS IS SUBJECT TO NUMEROUS RISK FACTORS, INCLUDING THE FOLLOWING:

WE HAVE A HISTORY OF OPERATING LOSSES AND MAY NEVER BECOME PROFITABLE WHICH COULD RESULT IN INVESTORS LOSING THEIR ENTIRE INVESTMENT.

We have incurred significant net operating losses since our formation. We have been unable to finance our operations from cash flows from operating activities since our inception. There is no guarantee that we will ever be able to finance our operations from cash flows from operating activities. As of September 30, 2004, we had a deficit accumulated during the post development stage of $4,158,519. For the year ended December 31, 2002, we had a net loss of $886,979 compared to a net loss of $1,209,238 for the year ended December 31, 2003. For the nine months ended September 30, 2004, we had a net loss of $898,878 compared to a net loss of $862,218 for the comparable period in 2003. From our inception on August 18, 1994, to September 30, 2004, we had a net loss of approximately $4,899,411. The factors contributing to these significant operating losses include:

     o    marketing expenditures;
     o    expansion of research and development programs;
     o    regulatory compliance requirements; and
     o    implementation of programs to market products for distribution.

Our future success and ability to achieve profitability depends upon our ability to successfully operate our business. We may never achieve significant revenues or profitable operations. If we do not achieve profitable operations, investors in us could lose their entire investment.

HOLDERS OF OUR PREFERRED SERIES A STOCK HAVE THE RIGHT,
UNDER CERTAIN CONDITIONS, TO DEMAND THAT WE REDEEM THE PREFERRED STOCK. A SIGNIFICANT NUMBER OF OUR PREFERRED SHAREHOLDERS EXERCISING THEIR REDEMPTION RIGHTS COULD FINANCIALLY CRIPPLE US.

Under the terms and conditions of the private placement memoranda for our Series A Preferred Stock, shareholders holding our Series A Preferred Shares have the right to tender their shares to us for redemption. Such redemption right begins 3 years after purchase of the preferred shares and continues until our stock is eligible for quotation on the Over-the-Counter Bulletin Board or equivalent quotation medium or other exchange. At September 30, 2004 our redemption liability, assuming every preferred shareholder with the right to redeem validly exercised such right, amounted to approximately $16,530,478 for our Series A Preferred Stock. We do not have the resources to satisfy a significant number of redemption demands. If the number of redemption demands exceeds our resources, we may be forced to cease our business operations and file for bankruptcy. We cannot guarantee that the redemption requests will not exceed our resources and that, should that occur, we will be able to continue our current operations. The following chart represents the dates the preferred stock was purchased, the number purchased, the purchase price and the redemption obligation, including the total liability when all preferred stockholders will possess the right to redeem and disclose the date:


                 PREFERRED STOCK PURCHASES

----------------------------- ------------ ------------- -----------------------
                               No.         Purchased             Purchase
                               Shares      Price per Share        Date
                               Purchased
----------------------------- ------------ ------------- -----------------------
Year Ended
December 31, 2003
----------------------------- ------------ ------------- -----------------------
Series A Preferred Stock        864,500        $1.00     Various dates 01/14/03
                                                         to 12/03/03
----------------------------- ------------ ------------- -----------------------
Series B Preferred Stock       2,506,450       $1.00     Various dates 01/06/03
                                                         to 12/30/03
----------------------------- ------------ ------------- -----------------------
Nine Months Ended
September 30, 2004
----------------------------- ------------ ------------- -----------------------
Series A Preferred Stock         143,825       $1.00     Various dates 01/14/03
                                                         to 09/30/04
----------------------------- ------------ ------------- -----------------------
Series B Preferred Stock       1,869,281       $1.00     as of 09/30/04
----------------------------- ------------ ------------- -----------------------

The Series A Preferred Shares carry a mandatory redemption obligation at the rate of $2 within thirty-six months of the subscription date, unless we first cause our common stock to be listed on a stock exchange. The date when all preferred stockholders possess the right to redeem their preferred stock, in the absence of the common stock being listed on a stock exchange, is June 29, 2006. The total obligation would be $16,530,478.

WE HAVE SUFFERED RECURRING LOSSES SINCE THE DATE OF INCEPTION WHICH RAISES SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. IF WE ARE UNABLE TO CONTINUE AS A GOING CONCERN, INVESTORS IN US WOULD LIKELY LOSE THEIR ENTIRE INVESTMENT.

Our financial statements have been prepared on the assumption that we will continue as a going concern. Our independent public accountant has issued his report dated May 3, 2004 that includes an explanatory paragraph stating that our recurring losses and accumulated deficit, among other things, raise substantial doubt about our ability to continue as a going concern. Our historical sales are limited and we have relied upon financing from the sale of equity securities to sustain operations. If we are not able to generate revenues and if our ability to raise capital through the sale of our equity is hindered, investors in us could lose their entire investment.

IF WE SELL ADDITIONAL EQUITY SECURITIES IN ORDER TO FUND OUR OPERATIONS, IT WILL LIKELY RESULT IN ADDITIONAL SHAREHOLDER DILUTION WHICH WILL CORRESPONDINGLY REDUCE THE VALUE OF THE SHARES HELD BY OUR SHAREHOLDERS.

We may need to sell additional equity securities or obtain other forms of financing to fund our operations. Absent such additional financing, we may find it necessary to postpone or cancel some or all of our planned business activities. This postponement could adversely affect our ability to conduct our business operations, generate future revenues and introduce our products into the proper distribution channels. Furthermore, additional financing may not be available, or, if available, may not be available on acceptable terms or in required amounts. If additional funds are raised by issuing shares of common stock or securities convertible into common stock, those sales or conversions could result in further and possibly substantial dilution of our shareholders. Substantial dilution may make it more difficult for investors to sell their shares or may result in a lower price of our securities. As a result, our shareholders may find it difficult or impossible to sell their shares, if freely tradable, and, even if such sale is possible, may not be able to sell their shares for more than they paid.

WE ARE UNLIKELY TO PAY DIVIDENDS; THEREFORE, THE ONLY RETURN ON INVESTMENT SHAREHOLDERS OF OURS CAN REASONABLY EXPECT IS FROM THE SALE OF THEIR STOCK WHICH SALE CANNOT BE GUARANTEED BY US. AS A RESULT, IF OUR SHAREHOLDERS ARE UNABLE TO SELL THEIR STOCK, THEY COULD LOSE THEIR ENTIRE INVESTMENT.

We have never declared or paid cash dividends on our common stock and it is not anticipated that any cash dividends will be declared on our common stock in the foreseeable future. As a result, the only way our shareholders may be able to realize a return on their investment would be through the sale of their stock through the Over-the-Counter Bulletin Board market. We cannot guarantee that investors will be able to sell their stock for a profit or even at all. As a result, investors could lose their entire investment.

IF WE ARE NOT SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS, WE WILL NOT BE ABLE TO GENERATE ENOUGH INCOME TO COVER OUR OPERATING EXPENSES.

Until December 31, 2000, we were engaged principally in research and development activities, and from January 1, 2001 through March 31, 2003, market development activities related to our product, the PowerLock(R). While marketing of the PowerLock(R) has commenced, PowerLock(R) has not achieved full commercialization, and product applications are in various stages of commercialization. As a result, PowerLock(R) has been sold only in limited quantities and there can be no assurance that a significant market will develop for the PowerLock(R). Moreover, from inception to date, we have experienced significant losses as our expenses far exceed any revenue that has been earned. There can be no assurance that the PowerLock(R) will meet future customer performance standards or will offer sufficient price or performance advantages required to achieve commercial success. Our failure to develop, manufacture and commercialize our products on a timely and cost effective basis will prevent us from selling our product and generating enough revenues to cover our operating expenses. In the event that we fail to generate enough revenues, we may be forced to liquidate our assets and investors will likely lose their entire investment.

IF WE ARE NOT ABLE TO GENERATE ACCEPTANCE IN THE AUTO INDUSTRY FOR OUR PRODUCTS, WE WILL BE UNABLE TO ATTRACT CUSTOMERS AND RETAIN CUSTOMER LOYALTY WHICH WILL, IN TURN, HINDER OUR ABILITY TO SELL PRODUCTS.

Our future success in selling the PowerLock(R) depends largely on acceptance of the technology by the auto industry and our ability to educate auto industry professionals as well as customers about the advantages of the PowerLock(R) and the reasons that we believe that the PowerLock(R) is superior to other, better known anti-theft devices. Traditionally, auto anti-theft end users have been slow to adopt new technologies until their consistent effectiveness and economic value have been evidenced. Successful introduction of our products will also depend to a large extent on recommendations of prior users and testimonials from auto industry professionals. Although we believe that our PowerLock(R) is superior to other anti-theft devices, there is no guarantee that end users or industry professionals will agree with us. There can be no assurance that we will be able to demonstrate that the PowerLock(R) is superior to other better known anti-theft devices. In the event that we are unable to generate sufficient interest and confidence in the PowerLock(R), our revenue generating ability will suffer as we will be unable to sell products. The main key to our success is our ability to sell our products. If we cannot sell our products, we will fail and investors will likely lose their entire investment.

IF WE CANNOT PROTECT OUR PROPRIETARY INFORMATION, LARGER, BETTER FINANCED COMPANIES COULD DEVELOP PRODUCTS THAT ARE EQUAL TO OR SUPERIOR TO OUR POWERLOCK(R) PRODUCT WHICH WOULD LEAD TO INCREASED COMPETITION AND EXPENSES AND DECREASED REVENUES. IF WE ARE UNABLE TO COMPETE, INVESTORS COULD LOSE THEIR ENTIRE INVESTMENT IN US.

Our inability to obtain patent protection, preserve our trade secrets or operate without infringing the proprietary rights of others, as well as our loss of any rights to technology that we now have or acquire in the future, will lead to litigation and increased competition. Litigation, which could result in substantial cost to us, and diversion of efforts, may be necessary to enforce the patents we own, to defend us against infringement claims made by others, or to determine the ownership, scope or validity of our proprietary rights or those of others. In the event that litigation occurs, we would be forced to divert funds otherwise used for revenue producing activities such as product development, marketing and sales efforts, to litigation efforts, including legal fees. Such a diversion will hinder our ability to market and sell our products. Moreover, an adverse outcome in any such litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties, and/or require us to cease using certain technology, any of which could increase our operating costs or negatively impact our ability to maintain or increase sales. All of these factors, whether alone or in conjunction, could force us to liquidate our assets and declare bankruptcy. The result would likely be that all investors in us could lose their entire investment.

Although we believe that the Power Lock(R) is a unique and superior product, all of our larger competitors have substantially greater financial and technical resources, larger research and development staffs, and greater manufacturing and marketing capabilities than we do. There can be no assurance that our product will compete effectively against products produced by such competitors.

OUR LIMITED EXPERIENCE IN MARKETING PRODUCTS MAY HINDER OUR ABILITY TO ENTER INTO THE NECESSARY MARKETS NEEDED TO SELL OUR PRODUCTS. THE RESULT WOULD BE DECREASED SALES REVENUES AND INCREASED COSTS.

While our sales force has experience in marketing products to the auto anti-theft industry, we have limited experience in marketing and selling products in general. To market our products effectively, we will be required to develop an expanded marketing and sales force that can effectively demonstrate the advantages of the Power Lock(R). The Power Lock(R) will also rely heavily on the recommendations of prior users. Our future success will depend in part on the continued relationships with auto makers and other industry professionals, our ability to enter into other similar arrangements, the continuing interest of the existing distributors in current and potential product applications and, eventually, the distributors' success in marketing and willingness to purchase the Power Lock(R). If we are unable to develop additional relationships or if our existing relationships fail to develop or are not sustained, we will have difficulty selling our products and, as a result, revenues will decrease.

LOSS OF KEY PERSONNEL WOULD FORCE US TO EXPEND SIGNIFICANT TIME AND MONEY SEEKING REPLACEMENT PERSONNEL WHICH, IN TURN, WOULD HARM OUR ABILITY TO SELL PRODUCTS AND EARN REVENUES.

Our principal executive officer, James Cooper, has over 20 years of management experience. The loss of Mr. Cooper or other key personnel, or our failure to attract and retain other skilled and experienced personnel on acceptable terms, would harm our ability to earn revenues. Specifically, our management believes that our success depends, at least in part, on our personnel and management. If our management is not efficient in controlling costs, developing our products and producing revenues, we will likely not succeed. Our management will be the individuals making all the key decisions for us and will control our day-to-day management. There is no key person insurance on Mr. Cooper. Mr. Cooper has an employment agreement with us which expires on October 20, 2006, unless extended as provided for under the employment agreement and addendum No. 1 thereto. If we lose the services of Mr. Cooper, we may be unable to find an experienced replacement or replacements. In the event our management fails to properly manage our operations, our costs of operating could increase; consumer and investor confidence will likely wane and we will be unable to sell sufficient products to cover costs which could result in our liquidation.

WE DO NOT MAINTAIN PRODUCT LIABILITY INSURANCE. THERE IS NO GUARANTEE THAT WE WILL BE ABLE TO PURCHASE LIABILITY INSURANCE ON COMMERCIALLY REASONABLE TERMS. PERSONAL INJURY OR PROPERTY DAMAGE CLAIMS RELATING TO OUR PRODUCTS COULD LEAD TO LARGE INSURANCE PREMIUMS AND/OR EXPENSIVE LAWSUITS WHICH COULD, IN TURN, RESTRICT OUR ABILITY TO EARN REVENUES.

We do not maintain product liability insurance and there is no guarantee that we will be able to purchase product liability insurance on commercially reasonable terms or at all. Products we sell may expose us to potential liability for personal injury or property damage claims relating to the use of those products, particularly if used in a manner not in conformity with our instructions. Although, to date, no product liability claims have been brought against us, we may be subject to or incur liability for such claims in the future. We may maintain product liability insurance in amounts that management deems commercially reasonable. However, a significant claim that is uninsured or partially insured could result in loss or deferral of revenues, diversion of resources, or damage to our reputation, any of which could harm our ability to earn revenues.

OUR OFFICERS AND DIRECTORS MAY HAVE LIMITED LIABILITY TO OUR SHAREHOLDERS.

Article XI of our Bylaws includes a provision eliminating or limiting the personal liability of our directors and our shareholders for damages for breach of fiduciary duty as a director. Moreover, the Nevada Revised Statutes provides for the indemnification, under certain circumstances, of officers and directors. Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

DISCLOSURE OF OPINION OF SECURITIES AND EXCHANGE COMMISSION REGARDING INDEMNIFICATION FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES RESULTING FROM VIOLATIONS OF THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO OUR DIRECTORS, OFFICERS OR CONTROLLING PERSONS PURSUANT TO THE FOREGOING PROVISIONS, WE HAVE BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

OUR OFFICERS, DIRECTORS AND PRINCIPAL SECURITY HOLDERS OWN APPROXIMATELY 43.4% OF OUR OUTSTANDING SHARES OF COMMON STOCK, ALLOWING THESE SHAREHOLDERS TO EXERT SIGNIFICANT INFLUENCE IN MATTERS REQUIRING APPROVAL OF OUR SHAREHOLDERS.

Our directors, officers and principal (greater than 5%) security holders, taken as a group, together with their affiliates, beneficially own, in the aggregate, approximately 43.4% of our outstanding shares of common stock. Our principal security holders may be able to exert significant influence, or even control, matters requiring approval by our security holders, including the election of directors. Such concentrated control may also make it difficult for our shareholders to receive a premium for their shares of our common stock in the event we merge with a third party or enter into a different transaction which requires shareholder approval. In addition, certain provisions of Nevada law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

OUR OFFICERS, DIRECTORS, AND EMPLOYEES ARE ENTITLED TO RECEIVE SIGNIFICANT COMPENSATION, PAYMENTS AND REIMBURSEMENTS, REGARDLESS OF WHETHER WE OPERATE AT A PROFIT OR A LOSS.

Our officers, directors and management personnel will determine, from time to time, any compensation received by officers, our management personnel, and directors. Additionally, our officers, directors and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf. Our Board of Directors may approve compensation despite our lack of revenues. Any compensation approved by our Board of Directors could reduce our operating capital and harm our ability to conduct our business.

OUR COMMON STOCK MAY BE SUBJECT TO PENNY STOCK REGULATIONS WHICH MAY MAKE IT DIFFICULT FOR INVESTORS TO SELL THEIR STOCK.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our common stock becomes subject to the penny stock rules, holders of our shares may have difficulty selling those shares.

ITEM 3. DESCRIPTION OF PROPERTY.

Property held by Us. As of the dates specified in the following table, we held the following property in the following amounts:

==================== ================== =================== ==================
    PROPERTY         SEPTEMBER 30, 2004  DECEMBER 31, 2003  SEPTEMBER 30, 2003
-------------------- ------------------ ------------------- ------------------
Cash and equivalents    $1,113,068          $1,211,594        $1,381,377
-------------------- ------------------ ------------------- ------------------
Inventories              $180,577            $41,184          $75,827
==================== ================== =================== ==================

We define cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. We do not presently own any interests in real estate.

FACILITIES. Our executive offices are located at 18271 West McDurmott, Suite F, Irvine, California 92614 and our telephone number is 800-689-8004. As our current in-house staff is small, the current executive office is sufficient to accommodate our current employees. However, should the need arise to hire additional employees and should the funds be available, we plan on seeking larger executive offices. We currently lease those facilities for $2,608 a month pursuant to a lease with a 3 year term.

Our assembly facilities are located at 18226 McDurmott, Suite C, Irvine, California 92614. We lease our assembly facilities for $1,560 a month pursuant to a 2 year lease that. Our assembly facility is adequate for our current operations but will be inadequate if production is significantly increased. At such time, should the need arise and should funds be available, we intend to seek a larger assembly facility. We are confident we will be able to secure such facilities on commercially reasonable terms.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of September 30, 2004, there were 11,521,443 shares of our common stock, 8,265,239 shares of our Series A preferred stock and 7,432,710 shares of our Series B preferred stock issued and outstanding.

To our knowledge, the following table sets forth information regarding ownership of all classes of our outstanding capital stock on September 30, 2004, by: (1) all persons known by us to be the beneficial owner of more than 5% of our issued shares; (2) each director; (3) each of our "named executive officers", as defined under the rules and regulations of the Securities Act 1933; and (4) all of our directors and named executive officers as a group.

=============== ========================================= ====================================== ==========================
TITLE OF CLASS    NAME AND ADDRESS OF BENEFICIAL OWNER    AMOUNT AND NATURE OF BENEFICIAL OWNER      PERCENT OF CLASS
--------------- ----------------------------------------- -------------------------------------- --------------------------
Common Stock    James K. Cooper                                     2,666,666 shares
                18271 West McDurmott, Suite F                president, chief exec. officer,               21.7%
                Irvine, CA  92612                           secretary, treasurer and director
--------------- ----------------------------------------- -------------------------------------- --------------------------
Common Stock    Jay A. Bitner                                           no shares
                18271 West McDurmott, Suite F                           director                            0%
                Irvine, CA  92612
--------------- ----------------------------------------- -------------------------------------- --------------------------
Common Stock    John Hillard
                251 North Mountain Trail                            2,666,666 shares                       21.7%
                Sierra Madre, CA  91024
--------------- ----------------------------------------- -------------------------------------- --------------------------
Common Stock    All directors and named executive                   2,666,666 shares                       21.7%
                officers as a group
=============== ========================================= ====================================== ==========================

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

CHANGES IN CONTROL. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

EXECUTIVE OFFICERS AND DIRECTORS. We are dependent on the efforts and abilities of certain of our senior management. The interruption of the services of key management could have a material adverse effect on our operations, profits and future development, if suitable replacements are not promptly obtained. We have entered into an employment agreement with Mr. Cooper, our president, as described below in "Related Party Transactions." We cannot guaranty that this executive will remain with us. In addition, our success depends, in part, upon our ability to attract and retain other talented personnel. Although we believe that our relations with our personnel are good and that we will continue to be successful in attracting and retaining qualified personnel, we cannot guaranty that we will be able to continue to do so. Our officers and directors will hold office until their resignation or removal.

The following table sets forth information regarding our executive officers and directors as well as other key members of our management.

================ ====== ========================================================
NAME              AGE   POSITION
---------------- ------ --------------------------------------------------------
James K. Cooper    51   Chief Executive Officer, President, Treasurer, Director
---------------- ------ --------------------------------------------------------
Jay A. Bitner      61   Director
================ ====== ========================================================

JAMES K. COOPER. Mr. Cooper, age 51, has been our secretary and one of our directors since our inception. On August 18, 1994, Mr. Cooper became our chief executive officer, president and treasurer. Mr. Cooper worked at Newport First, a general management consulting firm which focuses on providing strategic planning and related services to emerging and middle-market companies, from 1984 until 1999. His responsibilities at Newport First included, supervising clients involved in new venture launchings, growth management, and turnarounds. While at Newport First, Mr. Cooper held the offices of Chief Executive Officer, Chief Operations Officer, and Chief Financial Officer. Prior to working at Newport First, Mr. Cooper was employed with Dalton, Haynes & Vance, Inc., as a senior management consultant for the period of 1982 until 1984. From 1975 until 1982, Mr. Cooper was the general manager of Archival Data Management. Mr. Cooper graduated in 1974 from San Diego State University with a Bachelor of Arts degree in Political Science. In 1987, Mr. Cooper received his Masters of Business Administration from Pepperdine University, and currently is a member of the Pepperdine University School of Business Management Partners. Mr. Cooper is not an officer or director of any reporting company.

JAY A. BITNER. Mr. Bitner, age 61, has been one of our directors since October 1, 2002. Mr. Bitner possesses an extensive background in marketing, sales and logistics. Mr. Bitner began his executive career in 1988 as a vice president of The Unit Companies, Inc., one of the nation's largest third party suppliers of warehousing and distribution systems. As vice president, Mr. Bitner was responsible for the marketing and sales of the company's logistical applications and implemented sales and marketing initiatives which resulted in approximately $150 million in sales contracts within an eighteen month period. In 1994, Mr. Bitner joined Ryder System, Inc., a worldwide logistics and transportation provider, as Director of Business Development for its subsidiary UniRyder. In 1995, Mr. Bitner became Ryder System, Inc.'s Director of Integrated Inventory Deployment and was charged with establishing marketing, sales and technological conversion of a transactional firm to an integrated logistics third-party provider. In 1996, Mr. Bitner was responsible for Ryder System, Inc.'s technical infrastructure as its Director of Integrated Logistics. From 1997 through 2000, Mr. Bitner was employed as president and chief executive officer of The CCW Group, Inc., a third party logistics provider which offers contract warehousing and integrated manufacturing support services throughout the United States. In 1964, Mr. Bitner received has a bachelor of science in mathematics, and a bachelor of science in chemistry from Shippensburg State University. In 1969, Mr. Bitner received his master of business administration from Ball State University. Mr. Bitner is not an officer or director of any reporting company.

There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

ITEM 6. EXECUTIVE COMPENSATION.

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our Board of Directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

SUMMARY COMPENSATION TABLE. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us for the year ended payable to our president and our other executive officers during the years ending December 31 shown below. Our Board of Directors may adopt an incentive stock option plan for our executive officers which would result in additional compensation.

======================= ====== ======================================= ============================================== ============
                                        ANNUAL COMPENSATION                       LONG TERM COMPENSATION
----------------------- ------ --------------------------------------- ---------------------------------------------- ------------
     NAME AND TITLE      YEAR    SALARY ($)    BONUS    OTHER ANNUAL                 AWARDS                 PAYOUTS    ALL OTHER
                                                ($)     COMPENSATION                                                  COMPENSATION
                                                            ($)
----------------------- ------ --------------- ------- --------------- ----------------------------------- ---------- ------------
                                                                        RESTRICTED        SECURITIES       LTIP
                                                                          STOCK           UNDERLYING       PAYOUTS
                                                                        AWARDS ($)     OPTIONS/SARS (#)       ($)
----------------------- ------ --------------- ------- --------------- ------------- --------------------- ---------- ------------
James K. Cooper,        2003     96,000 (1)     None        None           None              None            None        None
president, secretary,
treasurer
----------------------- ------ --------------- ------- --------------- ------------- --------------------- ---------- ------------
                        2004    100,000 (1)     None        None           None              None            None        None
======================= ====== =============== ======= =============== ============= ===================== ========== ============
(1) Although Mr. Cooper was entitled to additional compensation, including various benefits and bonuses, under his employment agreement and addendum thereto, he did not receive the full amount provided for under those agreements.

COMPENSATION OF DIRECTORS. Our directors who are also our employees receive no extra compensation for their service on our Board of Directors.

COMPENSATION OF OFFICERS. As of December 16, 2004, our officers have received no compensation for their services provided to us, except as indicated in the table above.

EMPLOYMENT CONTRACTS. We do not anticipate that we will enter into any employment contracts with any of our employees other than the agreement with Mr. Cooper described below in "Related Party Transactions."

STOCK OPTION PLAN. We anticipate that we will adopt a stock option plan, pursuant to which shares of our common stock will be reserved for issuance to satisfy the exercise of options. The stock option plan will be designed to retain qualified and competent officers, employees, and directors. Our Board of Directors, or a committee thereof, shall administer the stock option plan and will be authorized, in its sole and absolute discretion, to grant options thereunder to all of our eligible employees, including officers, and to our directors, whether or not those directors are also our employees. Options will be granted pursuant to the provisions of the stock option plan on such terms, subject to such conditions and at such exercise prices as shall be determined by our Board of Directors. Our stock option plan and the stock option agreements will provide that options granted pursuant to the stock option plan shall not be exercisable after the expiration of ten years from the date of grant.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

CONFLICTS RELATED TO OTHER BUSINESS ACTIVITIES. The persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time.

We will attempt to resolve any such conflicts of interest in our favor. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. A shareholder may be able to institute legal action on our behalf or on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to us.

RELATED PARTY TRANSACTIONS. There have been no related party transactions, except for the following:

We entered into an employment agreement with an effective date of October 20, 2003, with James Cooper, our president and member of our board of directors. The base salary under the agreement was $120,000 a year. By addendum dated May 5, 2003, Mr. Cooper's annual salary was increased to $170,000 a year. The original term of the employment agreement was 5 years and, by addendum dated May 5, 2003, the term of the agreement became automatically renewed for 5 years upon our stock becoming eligible for quotation on an electronic quotation medium such as the Over-the-Counter Bulletin Board or some national exchange. In addition to the salary, Mr. Cooper is entitled to receive one percent (1%) of our gross income each year. Under the addendum dated May 5, 2003, Mr. Cooper is also entitled to receive, as a bonus and under certain conditions, options to purchase shares of our stock at a 35% discount to the market price of the our stock. If Mr. Cooper is terminated for cause, he is entitled to receive, among other things, his base salary due and accrued at the time of termination and we will be required to repurchase Mr. Cooper's stock at 150% of the prevailing market price or $5.00, whichever is greater. Finally, Mr. Cooper may elect to terminate his employment in the event that:

     o seven percent (7%) or more of our then issued and outstanding common stock or seven percent (7%) or more of any class of our then issued and outstanding preferred stock is acquired by any person or entity, or persons or entities acting in concert as determined by Mr. Cooper in his sole and absolute discretion;
     o we lose our ability to exercise a controlling influence over our operations;
     o    a hostile election of a majority of our board of directors occurs; or
     o    we are merged, sold or dissolved.

Under the agreement, such events shall be known as a "Change-In-Control". If Mr. Cooper elects to be retained, Mr. Cooper will maintain that capacity and function occupied by Mr. Cooper at the time of such Change-In-Control. If Mr. Cooper elects to terminate his employment at such time, and under such conditions, Mr. Cooper shall be entitled to those severance arrangements as would be applicable under Section 6.1(c) of the agreement. In addition to those severance arrangements applicable under Section 6.1(c) of the agreement, Mr. Cooper shall further receive a parachute payment consisting of a one-time, lump sum payment totaling 2.99 times the average of Mr. Cooper's base salary (even if such base salary was unpaid) over the past five taxable years prior to the Change-In-Control ("Parachute Payment"). If Mr. Cooper has not been employed with us for five taxable years, the calculation shall be for the shorter period, with any partial taxable year annualized, excluding one-time payments, such as relocation expenses. Mr. Cooper's Parachute Payment will be adjusted accordingly to avoid tax penalties imposed pursuant to Sections 280G and 4999 of the Internal Revenue Code, as amended. Mr. Cooper shall also be reimbursed for 150% of any golden parachute excise taxes. All payments provided for are due on the date of Change-In-Control.

James Cooper and John N. Hillard were two of our founders, and each were issued and received 2,666,666 shares of our common stock. The consideration provided by our founders for those shares of common stock consisted of rights and services provided to us, including:

     o the right to use United States Patent No. 5548164, and technologies derived therefrom, in the development and production of our automobile anti-theft device;
     o professional time and costs incurred by the founders in connection with the design and engineering of our products; and
     o other services and costs incurred by the founders to advance our business activities.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions, including, but not limited to, the following:

     o    disclosing such transactions in prospectuses where required;
     o disclosing in any and all filings with the Securities and Exchange Commission, where required;
     o    obtaining disinterested directors consent; and
     o    obtaining shareholder consent where required.

ITEM 8.  DESCRIPTION OF SECURITIES.

COMMON STOCK. As of November 22, 2004, there were approximately 422 holders of record of our common stock. We have 50,000,000 shares of $.01 par value common stock authorized and 12,294,390 shares issued and outstanding. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, and if, declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the owners of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after a provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive, or other subscription rights, and there are no redemption provisions applicable to our common stock.

PREFERRED STOCK. As of November 22, 2004, there were approximately 383 holders of record of our Series A Convertible Preferred Stock and 427 holders of our Series B Convertible Preferred Stock. We had 8,398,179 shares of our Series A $.01 par value preferred stock issued and outstanding, of the 9,000,000 authorized. We also had 7,919,803 shares of our Series B $.01 par value preferred stock issued and outstanding, of the 8,000,000 authorized. Under the terms and conditions of the private placement memoranda for the Series A and Series B Preferred Stock, shareholders holding our Series A and Series B Preferred Shares have the right to tender their shares to us for redemption. Such redemption right begins 3 years after purchase of the preferred shares and continues until our stock is eligible for quotation on the Over-the-Counter Bulletin Board or equivalent quotation medium or other exchange. At September 30, 2004, our redemption liability, assuming every preferred shareholder with the right to redeem validly exercised such right, amounted to approximately $16,530,478.

The holders of our Series A 14% Convertible Preferred Stock are entitled to a dividend rate of 14% annually from the date of original issue. Such dividends are payable, if, when, and as declared by our Board of Directors. Holders of our Series A 14% Convertible Preferred Stock do not have any voting rights.

DIVIDEND POLICY. An annual 12.5% dividend is payable on Series A and B preferred stock. The dividend is paid up to December 31, 2003. The dividend has been paid in common stock, valuing the common stock at the rate of $2 per share. We have never declared or paid a cash dividend on our common stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. Any dividends declared in the future will be at the discretion of our Board of Directors.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.
-----------------------------------------------------------------------------

REPORTS TO SECURITY HOLDERS. We will be a reporting company pursuant to the Securities and Exchange Act of 1934 following the expiration of 60 days after the filing of this Registration Statement on Form 10-SB. As such, we will be required to file an annual report, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements. The public may read and copy any materials filed with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock, other than the series of preferred stock described herein. There are no outstanding shares of our common stock that we have agreed to register under the Securities Act for sale by security holders.

There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

Penny Stock Regulation. Shares of our common stock will probably be subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

     o a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
     o a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities' laws;
     o a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" price;
     o    a toll-free telephone number for inquiries on disciplinary actions;
     o definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and
     o such other information and is in such form (including language, type, size and format), as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

     o    the bid and offer quotations for the penny stock;
     o the compensation of the broker-dealer and its salesperson in the transaction;
     o the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
     o monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

ITEM 2.  LEGAL PROCEEDINGS.
---------------------------

There are no legal actions pending against us nor have we received any information or indication that there are any such legal actions contemplated.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
-------------------------------------------------------

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
-------------------------------------------------

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

We sold 83,200 shares of Series A preferred stock on January 14, 2004 and 60,625 shares were sold on March 22, 2004 for a combined net of $72,481, which was used for selling expenses and general and administrative expenses. On March 31, 2004, we also sold 1,869,281 series B shares for a net of $828,169, which was used for selling expenses and general and administrative expenses.


ITEM  5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

Our Bylaws authorize indemnification of directors, officers and agents to the fullest extent permissible under Nevada law, and authorize the purchase of liability insurance. In addition, our bylaws eliminate directors' liability for monetary damages to the fullest extent permissible under Nevada law. We do not carry directors' and officers' liability insurance, and although we anticipate entering into indemnification agreements with directors and executive officers, we do not have such agreements in place as of the date of this registration statement. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

INDEMNIFICATION AGREEMENTS. We anticipate that we will enter into indemnification agreements with each of our executive officers pursuant to which we will agree to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been our officer or director or employee. In order to be entitled to indemnification by us, such person must have acted in good faith and in a manner such person believed to be in our best interests and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO OUR DIRECTORS, OFFICERS AND CONTROLLING PERSONS PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, WE HAVE BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.

(a) Index to Financial Statements.                                                PAGE
1     Independent Auditor's Report                                                F-1

2     Audited Balance Sheet                                                       F-2
      as of December 31, 2003 and 2002

3     Audited Statement of Operations                                             F-3
      for the Years Ended December 31, 2003 and 2002

4     Audited Statements of Stockholders'                                         F-4
      Equity as of December 31, 2002

5     Audited Statements of Cash Flows                                            F-5
      for the Years Ended December 31, 2003 and 2002

6     Notes to Financial Statements                                         F-6 through F-17

7     Unaudited Balance Sheet as of September 30, 2004                            F-19

8     Unaudited Statement of Operations as of September 30, 2004                  F-20

9     Unaudited Statement of Stockholders' Equity as of September 30, 2004  F-21 through F-22

9     Unaudited Statement of Cash Flows as of September 30, 2004                  F-23

                              JOHN KINROSS-KENNEDY
                           CERTIFIED PUBLIC ACCOUNTANT
                             17762 COWAN, 2nd FLOOR
                              IRVINE, CA 92664-6012
                        (949) 724-5081. FAX (949)724-5087
                              jkinross@zamucen.com
--------------------------------------------------------------------------------

Board of Directors
Ultimate Security Systems Corporation
18271 West McDurmott, Suite F
Irvine, California  92614


I have audited the accompanying balance sheets of Ultimate Security Systems Corporation as of December 31, 2003 and December 31, 2002, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of Ultimate Security Systems Corporation as at December 31, 2003 and December 31, 2002 and the results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Management's Discussion accompanying these financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


John Kinross-Kennedy, C.P.A.
May 3, 2003

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                                  BALANCE SHEET

                                     ASSETS

                                                                                            As at              As at
                                                                                         Dec 31, 2003       Dec 31, 2002
                                                                                       -----------------  -----------------
Current Assets:
            Cash                                                                       $      1,211,594   $      1,270,530
            Accounts Receivable                                                                  11,590             13,504
            Inventories                                                                          94,313             41,184
                                                                                       -----------------  -----------------
                          Total Current Assets                                         $      1,317,497   $      1,325,218
                                                                                       -----------------  -----------------


Total Assets                                                                           $      1,317,497   $      1,325,218
                                                                                       =================  =================


            LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
            Accrued Interest                                                           $         43,180   $         37,180
                                                                                       -----------------  -----------------
                          Total Current Liabilities                                    $         43,180   $         37,180

Note Payable                                                                                     50,000             50,000
                                                                                       -----------------  -----------------

                          Total Liabilities                                            $         93,180   $         87,180
                                                                                       -----------------  -----------------

Temporary Equity
            Preferred Stock, Series A, $.01 par value; 9,000,000 shares
            authorized; 8,121,414 shares issued and outstanding                        $         81,214   $         72,695
                                                                                       -----------------  -----------------

                          Total Temporary Equity                                                 81,214             72,695
                                                                                       -----------------  -----------------

Stockholders' Equity:
            Common Stock, $.01 par value; 50,000,000 shares authorized;
            11,521,443 shares issued and outstanding                                            115,214             96,259

            Preferred Stock, Series B, $.01 par value; 6,000,000 shares
            authorized; 5,563,429 shares issued and outstanding                                  55,634             30,570

            Capital in excess of par                                                          4,989,651          3,846,547

            Deficit accumulated during the development stage                                   (740,892)          (740,892)

            Deficit accumulated - post development stage                                     (3,249,712)        (2,040,474)

            Treasury stock, at cost, 2,666,666 shares of common stock;
            12,500 shares of series A preferred stock                                           (26,792)           (26,667)
                                                                                       -----------------  -----------------

                          Total Stockholders' Equity                                   $      1,143,103   $      1,165,343
                                                                                       -----------------  -----------------

                          Total Equity                                                 $      1,224,317   $      1,238,038
                                                                                       -----------------  -----------------


Total Liabilities and Stockholders' Equity                                             $      1,317,497   $      1,325,218
                                                                                       =================  =================


                      ULTIMATE SECURITY SYSTEMS CORPORATION
                             STATEMENT OF OPERATIONS
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003 and 2002



                                                                Dec 31, 2003          Dec 31, 2002
                                                              ------------------    -----------------
Net Sales                                                     $          32,479     $         89,588

Costs and Expenses:

              Cost of Sales                                   $          26,108     $         55,025
              Product Development Costs                                 163,992              162,697
              Selling Expenses                                          474,928              467,676
              General and Administrative Expenses                       574,408              289,297
                                                              ------------------    -----------------

                                                                      1,239,436              974,695
                                                              ------------------    -----------------


Income (Loss) from Operations                                        (1,206,957)            (885,107)
                                                              ------------------    -----------------


Other Income (Expense):

              Interest Income                                 $           3,719     $          4,128
              Interest Expense                                           (6,000)              (6,000)
                                                              ------------------    -----------------

                                                                         (2,281)              (1,872)
                                                              ------------------    -----------------


Income (Loss) before provision for income taxes                      (1,209,238)            (886,979)

Provision for Income Taxes                                                    -                    -
                                                              ------------------    -----------------


Net Loss                                                      $     (1,209,238)     $       (886,979)
                                                              ==================    =================



Basic Earnings (Loss) per common share                                   ($0.10)              ($0.09)
                                                              ==================    =================


Diluted Earnings (Loss) per common share                                 ($0.03)              ($0.03)
                                                              ==================    =================


Weighed common shares outstanding, assuming dilution                 38,891,129           26,683,597
                                                              ==================    =================

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003 AND 2002



                                                                                     Dec 31, 2003          Dec 31, 2002
                                                                                  -------------------   -------------------
Cash Flows from Operating Activities

              Net Income (Loss) from operations                                   $       (1,209,238)   $         (886,979)
              Adjustments to reconcile net income (loss) to net cash
                 provided by operating activities:
                 Changes in assets and liabilities:
                    Accounts Receivable                                                        1,914                32,607
                    Inventories                                                              (53,129)              (23,097)
                    Accrued Interest                                                           6,000               (11,467)
                                                                                  -------------------   -------------------
                       Net cash used in operating activities                              (1,254,453)             (888,936)


Cash Flows from Financing Activities:

              Repurchase of Preferred Stock Series A                                         (25,000)
              Repurchase of common stock                                                           -               (20,000)
              Net proceeds from sale of stock                                              1,220,517             1,551,840
                                                                                  -------------------   -------------------

                       Net cash provided by financing activities                           1,195,517             1,531,840
                                                                                  -------------------   -------------------


Net Increase in cash and cash equivalents                                                    (58,936)              642,904

Cash and equivalents, December 31, 2002                                                    1,270,530               627,626
                                                                                  -------------------   -------------------


Cash and equivalents, December 31, 2003                                           $        1,211,594    $        1,270,530
                                                                                  ===================   ===================

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002


                                                       Preferred              Preferred
                                 Common                  Stock                  Stock
                                  Stock                Series A               Series B
                          ---------------------- ---------------------- ----------------------
                            Shares        $$       Shares        $$       Shares        $$
                          ----------  ---------- ----------  ---------- ----------  ----------
Balance - December 31,
 2001                      9,235,688  $   92,357  6,483,664  $   64,837   242,750   $   2,428


Sale of Series A
Preferred Stock                                     785,750       7,858

Sale of Series B
Preferred Stock                                                          2,814,229     28,142

Series A Preferred
Stock common stock
dividends                  3,056,870      30,569

Repurchase of Common
Stock                      2,666,666)    (26,667)

Costs related to sale of
  Series A

Costs related to sale of
Series B

Net Loss December
31, 2002
                          ----------  ---------------------  ---------- ----------  ----------
Balance - December
 31, 2001                  9,625,892  $   96,259  7,269,414  $   72,695  3,056,979  $   30,570
                          ----------  ---------- ----------  ---------- ----------  ----------


Sale of Series A
 Preferred Stock                                    864,500       8,644

Sale of Series B
 Preferred Stock                                                        2,506,450     25,064

Series A Preferred
Stock
common stock dividends     1,270,339      12,703

Series B Preferred
 Stock
common stock dividends       625,212      6,252

Repurchase of Series
A preferred stock                                   (12,500)       (125)

Costs related to sale
 of Series A

Costs related to sale of
 Series B

Net Loss December
 31, 2003
                         -----------  ---------- ----------  ---------- ----------  ----------
Balance, December
 31,. 2003                               115,214                 81,214                 55,634
                                      ==========             ==========             ==========
                          11,521,443              8,121,414            5,563,429
                          ==========             ==========           ==========



                      ULTIMATE SECURITY SYSTEMS CORPORATION
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002


CONTINUED.....


                                                                    Accumulated   Deficit
                                                                      Deficit      Post        Total
                                   Treasury Stock       Capital in  Development Development Stockholders'
                               -----------------------  Excess of     Stage       Stage       Equity
                                 Shares         $$          Par
                               ----------  ----------- ----------- ----------- ----------- -----------
Balance - December 31,                                 $ 2,327,942 $ (740,892) $(1,153,495) $  593,177
 2001

Sale of Series A                                           777,893                          $  785,751
Preferred Stock

Sale of Series B                                         2,786,087                          $2,814,229
Preferred Stock

Series A Preferred                                         (30,569)                         $        -
Stock common stock
dividends
                               2,666,666      (26,667)      33,334                          $  (20,000)
Repurchase of Common
Stock
                                                          (467,253)                         $ (467,253)
Costs related to sale of
  Series A
                                                        (1,580,887)                        $(1,580,887)
Costs related to sale of
Series B
                                                                                  (886,979)$  (886,979)
Net Loss December              ---------- -----------  ----------- ------------ ----------- -----------
31, 2002                        2,666,666 $  ( 26,667) $ 3,846,547 $  (740,892) $(2,040,474 $ 1,238,038
-------------------------      ---------- -----------  ----------- ------------ ----------- -----------

Balance - December                                         855,855                          $   864,499
 31, 2001

Sale of Series A                                         2,481,386                          $ 2,506,450
 Preferred Stock

Sale of Series B
 Preferred Stock                                           (12,703)                         $         -

Series A Preferred
Stock
common stock dividends                                      (6,252)                         $         -

Series B Preferred
 Stock                             12,500         (125)    (24,750)                         $   (25,000)
common stock divid

Repurchase of Series                                      (569,754)                         $  (569,754)
A preferred stock

Costs related to sale                                   (1,580,678)                         $(1,580,678)
 of Series A

Costs related to sale of                                                        $(1,209,238 $(1,209,238)
 Series B                      ---------- -----------  ----------- -----------  ----------- -----------

Net Loss December
 31, 2003                                     (26,792)   4,989,651    (740,892)  (3,249,712)  1,224,317
-------------------------                 ===========  =========== =========== ============ ===========
                                2,666,666   Common
                               ==========
Balance, December
 31,. 2003                         12,500  Preferred "A"
                               ==========

Ultimate Security Systems Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

for the years ended December 31, 2003 and 2002


NOTE 1 - General

The Company's primary business is to develop, manufacture and market a vehicle anti-theft product that also has applications to the construction equipment market and the motorcycle market.

The Company is subject to certain risks including competition from larger, more established companies marketing anti-theft products, the Company's ability to obtain adequate financing to support growth, reliance upon key employees, and the ability to attract and retain additional qualified personnel.

NOTE 2 - History

The Company was incorporated on August 18, 1994. Since inception and through the period ending December 31, 1995, the Company's efforts were devoted primarily to an assessment of the automotive aftermarket and commercial truck market structures, an assessment of competitors and their products within those markets, pricing strategies of competitors, product attribute and positioning strategies of competitors, and an assessment of the technologies employed in competitive products.

During this same period, the Company began refining, with various industry sources, experts and consultants with industry knowledge and experience, competitive strategies for positioning its products, undertook product refinements and enhancements, and began to focus its efforts on securing manufacturer representatives for product representation, developing joint ventures, securing third party product endorsements, and securing financing to begin commercialization of its products.

In 1996, the Company received its first patent, assigned from a founding member, covering the automotive anti-theft and anti-carjacking products. During the year, the company also filed a Continuation-In-Part to expand its patent coverage and to include product enhancements and refinements. In this same year, the Company initiated international patent filings.

During this same year, the Company's efforts were primarily devoted to obtaining financing to begin commercialization of the Company's products in addition to the activities from the prior year. In the second quarter of 1996, the Company entered into a distribution agreement for the Los Angeles, California area and shortly thereafter, obtained financing to begin a limited introduction of its automotive aftermarket products for this region. A final assembly facility was set up in Manafee, Riverside County, California at a rental of $510 per month.

In 1997, the Company's efforts were devoted to obtaining additional financing for production and commercialization of the Company's products. This was in conjunction with the development of selling and marketing collateral for product introduction into the Los Angeles, California region. During this period, product development for commercialization and production of the automotive and commercial truck products yielded significant refinements in product design and manufacturability, as well as significant reductions in product costs.

The Company's efforts in 1998 were a continuation of those from the prior year. In the second quarter of this year, the Company entered into another distribution agreement that is national in scope.

In 1999, the Company continued its efforts from the prior year. During this period, limited trade advertising commenced together with limited specialty consumer public relations efforts.

In 2000, the Company continued its efforts from the prior years. During this period, trade advertising for the acquisition of additional authorized retail dealers and manufacturers representative firms was increased together with the expansion of specialty consumer advertising and public relations efforts. In the second quarter, the Company commenced shipments of its product to dealers to fill retail sales orders. Sales was $19,286, representing 162 units.

In 2001, the Company continued trade advertising and brand-building and expanded the dealer network. Sales were $102,541, representing 922 units. The aggressive marketing program continued throughout 2002, with consolidation of dealer networks. Experience with dealer returns from incorrect installation in 2001 generated a shift toward dealer training. However the effects of recession attendant upon "9/11" 2001 began to affect the company. Automobile aftermarket dealerships proved reluctant to add expensive new product lines and existing dealerships resisted building up inventory. Sales declined in 2002 to $89,588, representing 814 units.

The effects of the recession on sales continued to be felt in 2003, despite persistent efforts in advertising and promotion. Sales contracted to $32,479, representing 306 units.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
---------------------

The Company ceased being a Development Stage Enterprise on January 1, 2001, having concluded the principal activities attributed to a Development Stage Enterprise outlined in FAS 7. The company concluded the third round of capital acquisition, and management considers this function a periodic activity not associated with a Development Stage Enterprise. Revenue is not yet to the point of covering annual deficit, but considered significant, which places the company beyond a Development Stage Enterprise.

The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments necessary for a fair presentation of the financial statements have been included, and all adjustments are of a normal and recurring nature.

USE OF ESTIMATES
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

CASH
----

Cash consists of balances in two demand accounts, one of which is a Money Market account bearing interest of 0.38% per annum at fiscal year end. There are no minimum balance or withdrawal restrictions.

ACCOUNTS RECEIVABLE
-------------------

The company has had insufficient credit loss experience to formulate an allowance for credit losses.

INVENTORIES
-----------

Inventories are stated at the lower of cost or market, using the first-in-first-out method. Market value represents net realizable value for finished goods and work in process, and replacement value for raw materials, supplies and spare parts. Provisions are made, when required, to reduce excess and obsolete inventory to their estimated realizable values. Impaired inventory is first subjected to a re-manufacturing process. Non-Marketable inventory is written down and salvaged if possible as non working samples.

REVENUE RECOGNITION
-------------------

Revenues from the sale of anti-theft products are recognized upon shipment of goods to customers. Payments received prior to revenue recognition are recorded as deferred revenue. The Company in general does not grant to its customers any rights to return products. Exceptions are made on a case by case basis for distributors who damage the product during installation. There is insufficient experience to calculate allowances and the related returns for sales returns.

The normal distribution channel is through distributors. Product revenues from sales to distributors are recognized upon shipment of goods to the distributor.

Product sales through manufacturer's representatives and sales agents are accomplished though drop shipments. Revenue is recognized when the product is shipped to the customer. Commissions are paid on net invoice collected.

ADVERTISING COSTS
-----------------

Advertising expenses are recorded in the period incurred. Advertisement payments for advertising in future periods are recorded as prepaid.

WARRANTY EXPENSE
----------------

There is insufficient warranty loss experience to establish an allowance for warranty costs.

INCOME TAXES
------------

Under SFAS 109 income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement book values and tax bases of assets and liabilities, unused tax credits and net operating losses. USSC has a deferred tax asset by reason of its Net Operating Loss, which arose from accumulation of net losses. The Net Operating Loss can be applied to offset future taxable income, reducing tax. The loss carryforwards at December 31, 2003 total approximately $4 million and expire between December 31, 2009 and December 31, 2023. The use of Net Operating losses may be limited by the Internal Revenue Code, related to change of ownership.

The deferred tax asset was subject to a 100% valuation allowance because of substantial doubt as to their ultimate resolution.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------

In December 1999, The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 did not have a material effect on the Company's financial position or results of operations.

The Financial Accounting Standards Board has issued FAS 150 that obliges mandatorily redeemable financial instruments to be accounted for as liabilities, and may be interpreted as "Temporary Equity". These instruments embody unconditional obligation for redemption with assets at specific dates or upon an event that is certain to occur. The standard is effective for mandatorily redeemable financial instruments for fiscal period of non-public entities beginning after December 15, 2003. This has not yet affected Ultimate Securities Systems. However, public entities are already subject to FAS 150 for interim statements issued after June 15, 2003.

Ultimate Securities' Preferred Stock carries a mandatory conversion feature of conversion with cash settlement within three years of issuance, provided that the Company's common stock is not listed on a public exchange. The presentation of mandatorily convertible stock is governed by FAS 150, which requires that it be presented as temporary equity. The Company's preferred stock is classified accordingly in these financial statements.


NOTE 4:  YEAR ENDED DECEMBER 31, 2002, VS. YEAR ENDED DECEMBER 31, 2001

COST OF SALES
-------------

Cost of Sales consists of product component costs and assembly labor:
                                               2003                    2002
---------------------------------------------------------------------------
Direct component costs              $        18,085                  52,164
---------------------------------------------------------------------------
Assembly labor                                8,050                   2,861
---------------------------------------------------------------------------
                                    $        26,108            $     55,025
---------------------------------------------------------------------------

In the first year of sales, 2000, Cost of Sales represented 61.9% of Sales; in 2001: 58.3%; in 2002: 61.4%, in 2003: 80.4%. Labor inefficiencies at production well below capacity in 2003 contributed to relatively higher costs of production. Component costs were higher than planned, because quantity discounts were not realized at the minimal level of sales achieved. As sales increase, price breaks will be negotiated on component purchases. The facility has the capability of expanding production to 60,000 units annually.

SELLING EXPENSES
----------------
                                               2003                    2002
--------------------------------------------------------------------------------
                                         $   424,982            $    467,676
--------------------------------------------------------------------------------

Selling Expenses consist mainly of marketing-related salaries and advertising. Other marketing related expenses include public relations, printing, trade shows and sample units. The scale of Selling Expenses was many more times net revenue. This was the result of the company's aggressive brand-building, promoting the product in the automobile after-market industry. The company anticipates that Selling Expenses will increase on an annual basis as it continues to pursue a brand-building strategy through advertising, distribution and an expanded sales force.

ADVERTISING COSTS
-----------------

The majority of advertising consisted of display ads in trade magazines. The balance was in promotional activities such as participation in car shows and advertising in magazines that distributors patronize such as Hot Rod and Power Tour.

WARRANTY EXPENSE
----------------

The company warrants its product against defects to the original purchaser still owning the auto that was originally fitted. Repair or replacement is at no charge. The Company warrants the performance of the product to the extent that, should the device be overcome and the vehicle stolen and not recovered, the insurance deductible is refunded to a limit of $10,000. There is insufficient warranty loss experience to establish an allowance for warranty costs.

The company instituted a more rigorous dealer training program in 2002. Despite this, warranty costs increased to $22,085 in 2003 from $2,972 in 2002, primarily because of dealer returns following improper installation. Warranty claims which may have been disguised returns were accommodated, in order to guarantee goodwill for future sales promotion following recovery from recession.

COMPREHENSIVE INCOME
--------------------

In June, 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and presentation of comprehensive income. SFAS 130 defines comprehensive income as the changes in equity (net assets) in a period, except those resulting from stockholder transactions. Comprehensive income (loss) for the years ended December 31, 2002 and 2001 approximated net income (loss).

EARNINGS PER SHARE
------------------

Basic earnings per share is computed by dividing net income by the average number of common shares outstanding during the period. Diluted earnings per share takes into consideration the potentially dilutive effect of common stock equivalents, such as outstanding convertible preferred stock, that if exercised or converted into common stock would then share in the earnings of the company.


In accordance with SFAS No. 128, "Earnings Per Share", basic net income (loss) per common share has been calculated using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. Earnings per share for the years ended December 31, 2003 and 2002 was computed as follows:

                                                       2003             2002
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Net Loss                                      $  (1,209,238)       $  (886,979)
-------------------------------------------------------------------------------
Earnings per share - basic                    $       -0.10        $     -0.09
--------------------------------------------------------------------------------
Earnings per share - diluted                  $       -0.03        $     -0.03
--------------------------------------------------------------------------------
Weighted Average common shares                    9,625,892          9,430,790
 outstanding - basic
-------------------------------------------------------------------------------
Dilutive effect of Preferred Stock               24,938,836         17,252,807
--------------------------------------------------------------------------------
Weighted Average common shares outstanding,
                       Assuming dilution         34,564,728         26,683,597
--------------------------------------------------------------------------------

Weighted average common shares outstanding, assuming dilution, included the incremental shares that would be issued upon the assumed exercise of preferred shares.

Options to purchase 12,926,653 and 9,568,203 shares of common stock were not included in the computation of diluted earnings per share for the fiscal year ended December 31, 2004 and 2003, respectively. Such options have been excluded because the options' exercise price was greater than the average market price of the common stock on those dates and, as a result, their effect would have been dilutive.

INVENTORY

Inventories at December 31, 2003 and 2002:

                                         2003                            2002
-------------------------------------------------------------------------------
Components                           $ 78,298                    $      21,818
-------------------------------------------------------------------------------
Materials & Supplies                   14,480                            6,416
-------------------------------------------------------------------------------
Work In Process                           675                              450
-------------------------------------------------------------------------------
Finished Goods                            860                           12,500
-------------------------------------------------------------------------------
                                     $ 94,313                    $      41,184
-------------------------------------------------------------------------------

Limited manufacturing commenced in Fiscal Year 1998 for demonstration products and in anticipation of sales. Finished units are furnished to both current and potential authorized dealers for evaluation, for display, or for installation on "project" vehicles, and to selling representatives. These units are charged to selling expense and removed from inventory. For the years ended December 31, 2003, and 2002, the number of units and amounts charged to selling expenses were 169 units, and $9,994 and 150 units, $8,850 respectively.

Accounts Receivable
                                       2002                      2001
                           -------------------------------------------
                                   $ 13,504              $      46,111
                           -------------------------------------------

Accounts Receivable as at December 31, 2002 and December 31, 2001 were collected subsequently. No allowance for doubtful accounts was made.

CAPITAL STOCK
-------------

The company was incorporated in Nevada on August 18, 1994 with 10,000,000 common shares authorized of no par value. On April 3, 1995, the Company's Board of Directors approved amending the Company's Articles of Incorporation to:

a) increase the number of authorized common shares to 20,000,000 with a par value of $.01;

b) authorize 5,000,000 shares of preferred stock Series A with $.01 par value.

The certificate amending Articles of Incorporation was ultimately filed in 1997.

The Company's Board of Directors also approved the issuance of up to 3,000,000 shares of common stock for sale to certain investors through a Regulation D, Rule 504 Offering in an aggregate amount not exceeding $1,000,000.

In August of 1997, the Company sold 265,498 shares of common stock pursuant to a Regulation D, Rule 504 Offering. The Company also issued 180,000 shares of common stock for certain legal and administrative costs incurred in conjunction with the Offering. Other costs associated with the Offering are charged to "Capital in excess of par value." Proceeds of the sale of stock were used primarily for Product Development and the balance for General &Administrative Expenses.

On September 6, 2000, the Company's Board of Directors approved amending the Company's Articles of Incorporation to:

a) increase the number of authorized common shares to 50,000,000 with a par value of $.01 and;

b) increase the number of authorized preferred shares to 6,000,000 with $.01 par value.

The effect of this amendment has been presented retroactively to the date of inception in the accompanying financial statements. On September 6, 2000, the Company's Board of Directors also approved the sale of an additional 3 million shares of preferred stock through the Private Placement Regulation D, Rule 506 Offering. The proceeds were used for Product Development. As of December 31, 2000, the Company had sold 5,444,884 shares of preferred stock. Legal, printing, distribution, marketing and related costs associated with the Preferred Stock Offering are charged to "Capital in excess of par value."

In 2001, 758,190 common shares were sold for $367,825, the proceeds of which were used for Selling Expenses and Product Development Costs.

In 2002, 3,056,870 common shares were issued in lieu of cash as Series A and Series B preferred stock dividends. 2,666,666 common shares were repurchased for $20,000.

In 2003 an additional 1,895,554 common shares were issued in lieu of cash as Series A and Series B preferred stock dividends. Total common shares issued and outstanding at December 31, 2003 was 11,521,443.

Preferred Stock Dividend. On December 30, 2003 Ultimate declared and paid a $1.00 per share dividend to Series A and Series B preferred stock shareholders of record November 1, 2004. The dividend was paid in common stock at the rate of one common share per dollar.


CONVERTIBLE PREFERRED STOCK, SERIES A
                                                             2003        2002
-------------------------------------------------------------------------------
         Authorized -                                      9,000,000  8,000,000
         Outstanding -                                     8,121,414  7,269,414
-------------------------------------------------------------------------------

In August of 1999, the Company's Board of Directors approved the sale of 3 million shares of preferred stock through a Private Placement Regulation D, Rule 506 Offering. The shares are offered for $1.00 a share with a par value of $0.01 and a cumulative 14% per annum dividend rate. The preferred shares carry a mandatory redemption by the Company at a rate of $2.00 for each preferred share within thirty-six months of the subscription date, unless the Company first causes the common stock of the Company to be listed on a stock exchange. In the latter event, the preferred shares are converted to two shares of common stock for each share of preferred stock. The company anticipates listing on a stock exchange prior to the mandatory redemption date. Stock dividends will be paid in common stock.


Additionally, each preferred share Series A carries a warrant to purchase one share of the Company's common stock for $0.50 a share.


As of December 31, 1999, the Company had sold 237,000 shares of preferred stock and by December 31, 2000, 5,931,884 preferred shares. Legal, printing, distribution, marketing and related costs associated with the Preferred Stock Offering are charged to "Capital in excess of par value."

On September 6, 2000, the Company's Board of Directors approved an increase in the number of Series A Preferred Stock to 5,000,000. The Board authorized a further increase of 1,000,000 to 6,000,000 in December 2000, formalized by an amendment to the Articles of Incorporation on March 12, 2001. As of December 31, 2000 the company had sold 5,694,884 preferred shares Series A and by December 31, 2001, a further 551,780 preferred shares Series A, proceeds being used for General and Administrative expenses and Product Development Costs.

On January 15, 2002 the Board of Directors approved an increase in the number of authorized Series A preferred shares to 8,000,000. The company sold 785,750 Series A preferred shares in 2002 for a net of $318,408, used for operating costs. An additional 1,000,000 shares was authorized on July 15, 2003, totaling 9,000,000 authorized. 864,500 Series A shares were sold in 2003, for a net of $294,745. The proceeds were used for operating costs. The company repurchased 12,500 of Series A shares in 2003 for $25,000.

CONVERTIBLE PREFERRED STOCK, SERIES B
--------------------------------------
                                                            2003          2002
--------------------------------------------------------------------------------

         Authorized  -                                  6,000,000     5,000,000
         Outstanding -                                  5,563,429     3,056,979
-------------------------------------------------------------------------------

On November 22, 2001, the Company's Board of Directors approved amending the Articles of Incorporation to authorize 5,000,000 share of Series B preferred Stock with a par value of $0.01. The rights, privileges and terms of the Series B are the same as Series A. One warrant is attached to each Series B preferred share. 242,750 Series B preferred shares were sold in 2001 , and 2,814,229 in 2002. On July 15, 2003 the Board of Directors authorized an increase in the number of authorized shares to 6,000,000. The company sold 2,506,456 Series B preferred shares in 2003 for a net of $925,772, which was used for operating expenses.


WARRANTS
--------

One warrant is attached to each share of Series A and Series B Preferred Stock, entitling the stockholder to purchase one share of the Company's common stock at an exercise price of $0.50 per share (Series A) and $1,00 per share (Series B). Warrants are exercisable for a period of three years from first issue, or one year from the date the Company's common stock is quoted on the Over-The-Counter Bulletin Board or a similar electronic quotation system or stock exchange. Warrants are cancelled in the event that the Preferred Shares to which warrants are attached are redeemed. There is no provision for detaching the warrants from the stock and they are not separately valued. In 2001, 758,190 warrants were exercised for an equal number of common shares.

STOCK-BASED COMPENSATION
-----------------------

The company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Each of the four founders of the Company was issued 2,000,000 shares individually in 1995 for the cost of certain technologies and marketing costs incorporated into the Company's products. Each of the four contributed an approximately equal share in their respective areas. Founder Alan McDougal was issued his stock in return for developing the company's anti-theft device to the patent stage. He shortly thereafter resigned from the corporation and from his interest in the patent. He transferred his stock equally among the other three founders.

Stockholder / Position         Stock Issued for:         Shares        Value
-------------------------------------------------------------------------------

Alan MacDougal                 Patent development    2,000,000 shares  $ 50,000

(Assigned his shares to the other three)

John Hilliard
Inventor of patented auto anti-theft technology.
Design and development costs                         2,000,000 shares  $ 50,000

Mike Rasmovitch
Sales and Marketing.
Design and engineering costs                        2,000,000 shares    $ 50,000

James K. Cooper
Operations.
Non accountable marketing costs                     2,000,000 shares   $ 50,000
Mobilization costs

                                                    8,000,000 shares   $200,000

--------------------------------------------------------------------------------

The value of the non-monetary exchange was determined in accordance with APB-29, as modified by FASB Interpretation No. 30. Consideration given as the measure of value could not be determined with any accuracy. The consideration received, stock, had no recognizable market to establish fair market value. The par value of the stock was used as a surrogate for value, on the assumption that the exchange was a reciprocal transfer of equal value.

REDEMPTION OF STOCK
-------------------

2,666,666 shares representing all of the shares owned by founder Michael Rasmovich was purchased by the Company in 2002 for $20,000 and recorded by the cost method. The stock was placed in Treasury.

NOTE PAYABLE
------------

Note Payable consists of a Note in the amount of $50,000. The Note carries a cumulative interest rate of 12% per annum on any outstanding balance. The outstanding balance as of December 31, 2001and 2000 was as follows:


                                           2003                          2002
-------------------------------------------------------------------------------

                                        $ 50,000                       $ 50,000
-------------------------------------------------------------------------------

The Note has no current portion. It must be retired by special payments that begin when product revenues begin and are in addition to interest. The note also retains the right to participation in revenues to certain limits, following retirement of the note. The three levels of payments are sequential:

a) Retirement of the note: $10 for each unit sold until the amount of the Note is retired, then;


b)       Participation in revenue:   $5 for each unit sold until the original
         amount of the note is again realized, then;


c) Participation in revenue: 1% of the Company's gross revenues for a period of ten years after conditions

a) and b) have been met.

No payments have been made to reduce the note. The noteholder has waived payment in view of the de minimus amounts that would be paid.

The Note has some of the characteristics of a derivative, since it has underlying and notional amounts, equivalent to the face value and the terms of payment respectively. The disclosures required by (FAS) 133 related to derivatives are a useful guide:

a) The objective for issuing the note was the raising of capital at a critical early stage in the development of the company's anti-theft device.

b) In the context of the venture capital market, the company at that time was unknown, had few assets and was not an attractive investment. Generous terms were necessary to enhance the marketability of the debt instrument.

c) The strategy of issuing debt at favorable terms was necessary for a short time until the product could be completed and advertised as available to the market.

d) This type of financial instrument could potentially put high demands on revenue. The risk management policy adopted was to limit the issue of such debt to $50,000.


NOTE 4 - COMMITMENTS
--------------------

LEASES
------

The Company's rented property in Costa Mesa and Riverside County is rented on a month to month basis.

NOTE 5 - PLANS FOR A MERGER

The company entered into an agreement and plan of merger with Immunotechnology Corporation of Ogden, Utah on April 21, 2003. The merger contemplates USSC merging into ITC, with the combined company being known as USSC. The board of directors of USSC believe that a merger with ITC is in the best interests of the company, including the shareholders. ITC is a "public company", which will provide the shareholders with the opportunity to sell their shares through the Over-the-Counter Bulletin Board. It will provide the company with strategic and financial alternatives, which it does not have as a private company.


NOTE 6   - GOING CONCERN

The company has suffered recurring losses from operations since inception. The company has not yet been able to gain market acceptance for its innovative auto theft device. Marketing at trade shows and auto sports events has not yet produced sufficient interest to generate material sales. The company is dependent upon this single product. However, customers who have bought the device are universally pleased with it. Management believes that it is only a matter of time before sales take-off occurs. The company has sufficient liquid reserves to wait out the current recession, but the long term prognosis is uncertain. Management is in the advanced planning stage for a merger with a public company, in order to provide the corporation with greater strategic and financial alternatives. It would permit integration with other automobile after-market corporations to broaden the product line. However, the current uncertainty remains.

                         PART 1 - FINANCIAL INFORMATION

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders of
Ultimate Security Systems Corporation

I have reviewed the accompanying balance sheets of Ultimate Security Systems Corporation (a Nevada Corporation) as of September 30, 2004 and September 30, 2003 and the statements of operations, stockholders' deficit and cash flows for the nine months ended September 30, 2004 and September 30, 2003 in accordance with All information included in these financial statements is the responsibility of the management of Ultimate Security Systems Corporation.

I conducted my reviews in accordance with Standards for Accounting and Review Series issued by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures applied to financial data and making inquiries of Company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The financial statements for the year ended December 31, 2003 were audited by me, and I expressed a qualified opinion on them in my report dated May 3, 2004, but I have not performed any auditing procedures since that date.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Management's Discussion accompanying these financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. In addition, the Company has insufficient assets to satisfy a preferred stock conversion to cash, should this eventuality arise. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

John Kinross-Kennedy, C.P.A.
November 15, 2004

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                                  BALANCE SHEET
                           SEPTEMBER 30, 2004 AND 2003

                                     ASSETS

                                                                                   As at                As at
                                                                                Sep 30, 2004        Sep 30, 2003
                                                                             -------------------  ------------------
                                                                                (unaudited)          (unaudited)
Current Assets:
            Cash                                                             $        1,113,068   $       1,381,377
            Accounts Receivable                                                          30,124              13,406
            Inventories                                                                 180,577              75,827
                                                                             -------------------  ------------------
                         Total Current Assets                                $        1,323,769   $       1,470,610
                                                                             -------------------  ------------------

TOTAL ASSETS                                                                 $        1,323,769   $       1,470,610
                                                                             ===================  ==================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
            Accrued Interest                                                 $           47,680   $          41,680
            Accrued Preferred Stock Dividends                                             9,929
                                                                             -------------------  ------------------
Total Current Liabilities                                                    $           57,609   $          41,680

Note Payable                                                                             50,000              50,000
                                                                             -------------------  ------------------

TOTAL LIABILITIES                                                            $          107,609   $          91,680
                                                                             -------------------  ------------------

          TEMPORARY STOCKHOLDERS' EQUITY: MANDATORILY REDEEMABLE STOCK

            Preferred Stock, Series A, $.01 par value; 9,000,000 shares
                 authorized; 8,252,739 shares issued and outstanding         $           82,527   $          79,890
                                                                             -------------------  ------------------

Total Temporary Equity                                                                   82,527              79,890
                                                                             -------------------  ------------------

                              STOCKHOLDERS' EQUITY

            Common Stock, $.01 par value; 50,000,000 shares authorized;
                 11,521,443 shares issued and outstanding                               115,214              96,259

            Preferred Stock, Series B, $.01 par value; 8,000,000 shares
                 authorized; 7,432,710 shares issued and outstanding                     74,327              51,633

            Contributed Capital                                                       5,845,420           4,821,399

            Deficit accumulated during the development stage                           (740,892)           (740,892)

            Deficit accumulated - post development stage                             (4,133,519)         (2,902,692)

            Treasury stock, at cost, 2,666,666 shares of common stock;
                 25,000 shares of series A preferred stock                              (26,917)            (26,667)
                                                                             -------------------  ------------------
Total Stockholders' Equity                                                   $        1,133,633   $       1,299,040
                                                                             -------------------  ------------------

Total Temporary Equity and Stockholders' Equity                              $        1,216,160   $       1,378,930
                                                                             -------------------  ------------------

Total Liabilities, Temporary Equity and Stockholders' Equity                 $        1,323,769   $       1,470,610
                                                                             ===================  ==================

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                             STATEMENT OF OPERATIONS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003


                                                                                     SEP 30, 2004       SEP 30, 2003
                                                                                   ------------------ ------------------
                                                                                      (UNAUDITED)        (UNAUDITED)
Net Sales                                                                          $          32,839   $         18,923

Costs and Expenses:

      Cost of Sales                                                                 $         62,662   $         67,807
      Selling Expenses                                                                       290,492            338,164
      General and Administrative Expenses                                                    648,151            473,463
                                                                                   ------------------ ------------------
                                                                                           1,001,305            879,434
                                                                                   ------------------ ------------------

Income (Loss) from Operations                                                               (968,466)          (860,511)

Other Income (Expense):

      Cumulative effect change in accounting method of R & D expenses                         70,866
      Interest Income                                                              $           3,222   $          2,793
      Interest Expense                                                                        (4,500)            (4,500)
                                                                                   ------------------ ------------------
                                                                                              69,588             (1,707)
                                                                                   ------------------ ------------------
Income (Loss) before provision for income taxes                                    $        (898,878)  $       (862,218)

Provision for income taxes                                                                         -                  -
                                                                                   ------------------ ------------------
Net Income ( Loss )                                                                $        (898,878)  $       (862,218)

Deficit Accumulated, December 31, 2003                                                             -                  -

Dividends                                                                                          -                  -
                                                                                   ------------------ ------------------

Deficit Accumulated, September 30, 2004                                            $        (898,878)  $       (862,218)
                                                                                   ================== ==================

Basic Earnings (Loss) per Common Share                                             $          (0.080)  $         (0.089)
                                                                                   ------------------ ------------------

Diluted Earnings (Loss) per Common Share                                           $          (0.022)  $         (0.027)
                                                                                   ------------------ ------------------

Weighted Average Common Shares Outstanding                                                11,247,529          9,669,902
                                                                                   ------------------ ------------------

Weighted Average Common Shares Outstanding, assuming Dilution                             41,754,567         32,454,842
                                                                                   ================== ==================

                     ULTIMATE SECURITIES SYSTEMS CORPORATION
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004
                                   (Unaudited)


                                                                SERIES A PREFERRED    SERIES B PREFERRED
                                                                     STOCK                  STOCK               COMMON STOCK
                                                                --------------------   -------------------  ---------------------
                                                                 SHARES    AMOUNT     SHARES     AMOUNT      SHARES      AMOUNT
                                                                -------------------- ---------- ---------- ----------------------
Balance December 31, 2002                                       7,269,414   $ 72,695  3,056,979  $  30,570   9,625,892  $  96,259

Sale of series A preferred stock                                  719,500      7,195
Costs related to the sale of series A preferred stock
Redemption of series A preferred stock
Sale of series B preferred stock                                                      2,106,250     21,063
Costs related to the sale of series B preferred stock
Net loss for the 9 months ended September 30, 2002
Common stock issued for series A
     preferred stock dividends                                                                                 800,171      8,002
                                                                -------------------- ---------- ---------- ----------------------
Balance September 30, 2003                                      7,988,914   $ 79,890  5,163,229  $  51,633  10,426,063  $ 104,261
                                                                -------------------- ---------- ---------- ----------------------

Sale of series A preferred stock                                  145,000      1,449
Costs related to the sale of series A preferred stock

Sale of series B preferred stock                                                        400,200      4,001
Costs related to the sale of series B preferred stock

Common Stock issued for Series A
             preferred stock dividends                                                                         470,168      4,701
Common Stock issued for Series B
             preferred stock dividends                                                                         625,212      6,252
Repurchase of Series A preferred stock                            (12,500)      (125)

Net Loss for the 3 months ended December 31,2003
                                                                 -------------------- ---------- ---------- ---------------------
Balance, December 31, 2003                                      8,121,414     81,214  5,563,429     55,634  11,521,443    115,214
                                                                 -------------------- ---------- ---------- ---------------------

Sale of series A preferred stock                                  143,825      1,438
Costs related to the sale of series A preferred stock

Sale of series B preferred stock                                                      1,869,281     18,693
Costs related to the sale of series B preferred stock

Accrued preferred stock dividends
Net Loss for the 9 months ended Sept. 30, 2004
                                                                 -----------------------------------------------------------------

Balance, September 30, 2004                                                   82,652                74,327                115,214
                                                                          ==========            ==========            ==========
                                                                8,265,239             7,432,710             11,521,443
                                                               ==========            ==========            ===========

                     ULTIMATE SECURITIES SYSTEMS CORPORATION
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004
                                   (Unaudited)
                                   (Continued)


                                                         CAPITAL IN  ACCUM. DEFI  ACCUM. DEFICIT
                                                          EXCESS OF  DEVELOPMENT   POST-DEVELOP.    TREASURY STOCK     STOCKHOLDERS'
                                                          PAR VALUE    STAGE          STAGE        SHARES    AMOUNT       EQUITY
                                                         ---------- -----------  ---------------  --------- ---------- -------------
Balance December 31, 2002                                $3,846,547   ($740,892)    ($2,040,474)  2,666,666  ($26,667)  $1,238,038

Sale of series A preferred stock                            712,305                                                        719,500
Costs related to the sale of series A preferred stock      (481,154)                                                      (481,154)
Redemption of series A preferred stock
Sale of series B preferred stock                          2,085,188                                                       2,106,251
Costs related to the sale of series B preferred stock    (1,341,487)                                                     (1,341,487)
Net loss for the 9 months ended September 30, 2002                                     (862,218)                           (862,218)
Common stock issued for series A
     preferred stock dividends                               (8,002)                                                              0
                                                         ---------- -----------  ---------------  --------- ---------- -------------
Balance September 30, 2003                               $4,813,397   ($740,892)    ($2,902,692)  2,666,666  ($26,667)   $1,378,930
                                                         ---------- -----------  ---------------  --------- ---------- -------------

Sale of series A preferred stock                            143,550                                                         144,999
Costs related to the sale of series A preferred stock       (88,600)                                                        (88,600)

Sale of series B preferred stock                            396,198                                                         400,199
Costs related to the sale of series B preferred stock      (239,191)                                                       (239,191)

Common Stock issued for Series A                                                                                                 0
             preferred stock dividends                       (4,701)
Common Stock issued for Series B                                                                                                 0
             preferred stock dividends                       (6,252)                                 12,500       (125)    (25,000)
Repurchase of Series A preferred stock                      (24,750)
Net Loss for the 3 months ended December 31, 2003                                      (347,020)                          (347,020)
                                                         ---------- -----------  ---------------  --------- ---------- -------------
Balance, December 31, 2003                                4,989,651    (740,892)     (3,249,712)  2,679,166    (26,792)  1,224,317
                                                         ---------- -----------  ---------------  --------- ---------- -------------
Sale of series A preferred stock                            136,762                                                        138,200
Costs related to the sale of series A preferred stock       (65,719)                                                       (65,719)
Sale of series B preferred stock                          1,686,641                                                      1,705,334
Costs related to the sale of series B preferred stock      (877,165)                                                      (877,165)

Accrued preferred stock dividends                                                        (9,929)                            (9,929)
Net Loss for the 9 months ended Sept. 30, 2004                                         (898,878)                          (898,878)
                                                         ---------- -----------  ---------------  --------- ---------- -------------
                                                          5,870,170    (740,892)     (4,158,519)               (26,792)  1,216,160
Balance, September 30, 2004                              ========== ===========  ===============            ========== =============
                                                                                                  2,666,666 Common
                                                                                                     12,500 Preferred "A"

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003



                                                                           SEP 30, 2004        SEP 30, 2003
                                                                         ------------------  -----------------
                                                                            (UNAUDITED)         (UNAUDITED)
Cash Flows from Operating Activities:

              Net Income (Loss) from operations                          $        (898,878)  $       (862,218)
              Adjustments to reconcile net income (loss) to net cash
                 provided by operating activities:
                  Non-cash items not affecting balance of cash:
                     Cumulative effect of change in accounting method              (70,866)
                 Changes in assets and liabilities:
                    Accounts Receivable                                            (18,534)                98
                    Inventories                                                    (86,264)           (34,643)
                    Accrued Interest                                                 4,500              4,500
                                                                         ------------------  -----------------
                       Net cash used in operating activities                    (1,070,042)          (892,263)
                                                                         ------------------  -----------------

Cash Flows from Financing Activities:

              Repurchase of Preferred Stock, Series A                                    -                  -
              Net proceeds from sale of stock                                      971,516            985,644
                                                                         ------------------  -----------------
                       Net cash provided by financing activities                   971,516            985,644
                                                                         ------------------  -----------------

Net Increase (Decrease) in cash and cash equivalents                               (98,526)            93,381

Cash and equivalents, December 31, 2003                                          1,211,594          1,287,996
                                                                         ------------------  -----------------

Cash and equivalents, September 30, 2004                                 $       1,113,068   $      1,381,377
                                                                         ==================  =================

                      ULTIMATE SECURITY SYSTEMS CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                                SEPTEMBER 1, 2004


1.       ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.


                         ORGANIZATION AND GOING CONCERN
NATURE OF  OPERATIONS

The Company's primary business is to develop, manufacture and market a vehicle anti-theft product that also has applications to the construction equipment market and the motorcycle market.

The Company is subject to certain risks including competition from larger, more established companies marketing anti-theft products, the Company's ability to obtain adequate financing to support growth, reliance upon key employees, and the ability to attract and retain additional qualified personnel.

HISTORY

The Company was incorporated on August 18, 1994 under the laws of Nevada. Since inception and through the period ending December 31, 1995, the Company's efforts were devoted primarily to an assessment of the automotive aftermarket and commercial truck market structures, an assessment of competitors and their products within those markets, pricing strategies of competitors, product attribute and positioning strategies of competitors, and an assessment of the technologies employed in competitive products.

During this same period, the Company began refining, with various industry sources, experts and consultants with industry knowledge and experience, competitive strategies for positioning its products, undertook product refinements and enhancements, and began to focus its efforts on securing manufacturer representatives for product representation, developing joint ventures, securing third party product endorsements, and securing financing to begin commercialization of its products.

In 1996, the Company received its first patent, assigned from a founding member, covering the automotive anti-theft and anti-carjacking products. During the year, the company also filed a Continuation-In-Part to expand its patent coverage and to include product enhancements and refinements. In this same year, the Company initiated international patent filings.

During this same year, the Company's efforts were primarily devoted to obtaining financing to begin commercialization of the Company's products in addition to the activities from the prior year. In the second quarter of 1996, the Company entered into a distribution agreement for the Los Angeles, California area and shortly thereafter, obtained financing to begin a limited introduction of its automotive aftermarket products for this region. A final assembly facility was set up in Manafee, Riverside County, California at a rental of $510 per month, in 2001.

In 1997, the Company's efforts were devoted to obtaining additional financing for production and commercialization of the Company's products. This was in conjunction with the development of selling and marketing collateral for product introduction into the Los Angeles, California region. During this period, product development for commercialization and production of the automotive and commercial truck products yielded significant refinements in product design and manufacturability, as well as significant reductions in product costs.

The Company's efforts in 1998 were a continuation of those from the prior year. In the second quarter of this year, the Company entered into another distribution agreement that is national in scope.

In 1999, the Company continued its efforts from the prior year. During this period, limited trade advertising commenced together with limited specialty consumer public relations efforts.

In 2000, the Company continued its efforts from the prior years. During this period, trade advertising for the acquisition of additional authorized retail dealers and manufacturers representative firms was increased together with the expansion of specialty consumer advertising and public relations efforts. In the second quarter, the Company commenced shipments of its product to dealers to fill retail sales orders. Sales were $19,286, representing 162 units.

In 2001, the Company continued trade advertising and brand-building and expanded the dealer network. Sales were $102,541, representing 922 units. The aggressive marketing program continued throughout 2002, with consolidation of dealer networks. Experience with dealer returns from incorrect installation in 2001 generated a shift toward dealer training. However the effects of recession attendant upon "9/11" 2001 began to affect the company. Automobile aftermarket dealerships proved reluctant to add expensive new product lines and existing dealerships resisted building up inventory. Sales declined in 2002 to $89,588, representing 814 units. The recession continued through 2003, resulting in a further decline in annual sales to $32,479 (306 units).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


METHOD OF ACCOUNTING

The Company's financial statements are prepared on the accrual basis of accounting, whereby revenues are recognized when materials are sold and costs and expenses are recognized when incurred,

Basis of Presentation

The Company ceased being a Development Stage Enterprise on January 1, 2001, having concluded the principal activities attributed to a Development Stage Enterprise outlined in FAS 7. The company concluded the third round of capital acquisition, and management considers this function a periodic activity not associated with a Development Stage Enterprise. Revenue is not yet to the point of covering annual deficit, but considered significant, which places the company beyond a Development Stage Enterprise.

The accompanying reviewed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-SB and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of the financial statements have been included.

For further information regarding the Company's critical accounting policies, and estimates, please refer to the Management's Discussion and Analysis section of the Company's financial statements for the nine months ended September 30, 2004, presented herein. The matters identified in these notes to the financial statements relate to revenue recognition, loss provisions on accounts receivable, inventory, advertising, warranty, income taxes, notes payable and capital stock. Management has considered the disclosure requirements of Financial Release ("FR") 60, regarding critical policies, and FR 61 regarding liquidity and capital resources, including commitments and commercial obligations, and concluded that nothing has materially changed during the nine months ended September 30, 2004 that would warrant further disclosure.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 1999, The Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The adoption of SAB 101 did not have a material effect on the Company's financial position or results of operations.

The Financial Accounting Standards Board has issued FAS 150 that obliges mandatorily redeemable financial instruments to be accounted for as liabilities, and may be interpreted as "Temporary Equity". These instruments embody unconditional obligation for redemption with assets at specific dates or upon an event that is certain to occur. The standard is effective for mandatorily redeemable financial instruments for fiscal period of non-public entities beginning after December 15, 2003. Public entities were subject to FAS 150 for interim statements issued after June 15, 2003.

Ultimate Securities' Preferred Stock Series A carries a mandatory conversion feature of conversion with cash settlement within three years of issuance, provided that the Company's common stock is not listed on a public exchange. The presentation of mandatorily convertible stock is governed by FAS 150, which requires that it be presented as temporary equity. The Company's preferred stock is classified accordingly in these financial statements.


COMPREHENSIVE INCOME

In June, 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and presentation of comprehensive income. SFAS 130 defines comprehensive income as the changes in equity (net assets) in a period, except those resulting from stockholder transactions. Comprehensive income (loss) for the nine months ended September 30, 2004 and 2003 approximated net income (loss).

GOING CONCERN

The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements during the nine months ended September 30, 2004, the company generated significantly less income that its disbursements. Disbursements are funded by sale of stock. The company has suffered recurring losses from operations since inception. The company has not yet been able to gain market acceptance for its innovative auto theft device. Marketing at trade shows and auto sports events has not yet produced sufficient interest to generate material sales. The company is dependent upon a single product. However, customers who have bought the device are universally pleased with it. Management believes that it is only a matter of time before sales take-off occurs. The company has sufficient liquid reserves to operate into the coming fiscal year, but the long term prognosis is uncertain. The company may not be unable to continue as a going concern. Listing on the OTCBB will provide the corporation with greater strategic and financial alternatives. It may also permit integration with other automobile after-market corporations, in moves to broaden the product line. However, the current uncertainty remains.

A further uncertainty involves the convertible preferred Series A stock. The stock is convertible to cash at the rate of $2 per share in the event that the Company is not able, within three years of the subscription date, to list its shares on a stock market. In that eventuality the company is unlikely to have sufficient resources to satisfy the conversion. The potential conversion liability is $16,530,478.

CASH FLOWS

Cash consists of balances in a demand account at a bank.


ACCOUNTS RECEIVABLE

The company has had insufficient credit loss experience to formulate an allowance for credit losses.

INVENTORIES

Inventory consists of components and finished goods for the Company's sole product, Power Lock. Inventories are stated at the lower of cost or market, using the first-in-first-out method. Market value represents net realizable value for finished goods and work in process, and replacement value for raw materials, supplies and spare parts. Provisions are made, when required, to reduce excess and obsolete inventory to their estimated realizable values. Impaired inventory is first subjected to a re-manufacturing process. Non-Marketable inventory is written down and salvaged if possible as non working samples.

REVENUE RECOGNITION

Revenues from the sale of anti-theft products are recognized upon shipment of goods to customers. Payments received prior to revenue recognition are recorded as deferred revenue. The Company in general does not grant to its customers any rights to return products. Exceptions are made on a case by case basis for distributors who damage the product during installation. There is insufficient experience to calculate allowances and the related returns for sales returns.

The normal distribution channel is through distributors. Product revenues from sales to distributors are recognized upon shipment of goods to the distributor.

Product sales through manufacturer's representatives and sales agents are accomplished though drop shipments. Revenue is recognized when the product is shipped to the customer. Commissions are paid on net invoice collected.

ADVERTISING COSTS

Advertising expenses are recorded in the period incurred. Advertisement payments for advertising in future periods are recorded as prepaid.

WARRANTY EXPENSE

There is insufficient warranty loss experience to establish an allowance for warranty costs.


2.       INCOME TAXES

Under SFAS 109 income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement book values and tax bases of assets and liabilities, unused tax credits and net operating losses. USSC has a deferred tax asset by reason of its Net Operating Loss, which arose from accumulation of net losses. The Net Operating Loss can be applied to offset future taxable income, reducing tax. The deferred tax benefit was subject to a 100% valuation allowance, due the uncertainty of realization. There is substantial doubt regarding the ability of the company to continue as a going concern, as explained in Note 1.

3.       ACCRUED PREFERRED STOCK DIVIDENDS

Accrued Preferred Stock Dividends is recorded at the value at which it will be paid. Preferred stock dividends are paid in common stock, at the rate of one common stock per dollar of dividend. The nominal value due is $992,900 which is converted to a liability of $9,929 in common stock. This method of recording is chosen to more clearly represent the economic substance of the liability, in view of the disproportionate nominal value amount vs. actual amount payable.



4.       NOTE PAYABLE

Note Payable consists of a Note in the amount of $50,000. The Note carries a cumulative interest rate of 12% per annum on any outstanding balance. The outstanding balance as of December 31, 2001and 2000 was as follows:


                                2004              2003
                           --------------   ----------------

                              $ 50,000          $ 50,000

The Note has no current portion. It must be retired by special payments that begin when product revenues begin and are in addition to interest. The note also retains the right to participation in revenues to certain limits, following retirement of the note. The three levels of payments are sequential:

     a)   Retirement of the note: $10 for each unit sold until the amount of the
          Note is retired, then;

     b) Participation in revenue: $5 for each unit sold until the original amount of the note is again realized, then;

     c) Participation in revenue: 1% of the Company's gross revenues for a period of ten years after conditions a) and b) have been met.

No payments have been made to reduce the note. The noteholder has waived payment in view of the de minimus amounts that would be paid.

The Note has some of the characteristics of a derivative, since it has underlying and notional amounts, equivalent to the face value and the terms of payment respectively. The disclosures required by (FAS) 133 related to derivatives are a useful guide:

a) The objective for issuing the note was the raising of capital at a critical early stage in the development of the company's anti-theft device.

b) In the context of the venture capital market, the company at that time was unknown, had few assets and was not an attractive investment. Generous terms were necessary to enhance the marketability of the debt instrument.

c) The strategy of issuing debt at favorable terms was necessary for a short time until the product could be completed and advertised as available to the market.

d) This type of financial instrument could potentially put high demands on revenue. The risk management policy adopted was to limit the issue of such debt to $50,000.

5.       ACCRUED PREFERRED STOCK DIVIDENDS

An annual 12 1/2% dividend is payable on Series A and B preferred stock. The dividend is paid up to December 31, 2003. The dividend has been paid in common stock, valuing the common stock at the rate of $2 per share. The intention of Management is to continue this practice. The accrual is therefore recorded at the actual amount at which it will be settled, at the book value of common stock to be issued.


6.       CAPITAL STOCK

The company was incorporated in Nevada on August 18, 1994 with 10,000,000 common shares authorized of no par value. On April 3, 1995, the Company's Board of Directors approved amending the Company's Articles of Incorporation to:

     a) increase the number of authorized common shares to 20,000,000 with a par value of $.01;
     b) authorize 5,000,000 shares of preferred stock Series A with $.01 par value.

The certificate amending Articles of Incorporation was ultimately filed in 1997.

The Company's Board of Directors also approved the issuance of up to 3,000,000 shares of common stock for sale to certain investors through a Regulation D, Rule 504 Offering in an aggregate amount not exceeding $1,000,000.

In August of 1997, the Company sold 265,498 shares of common stock pursuant to a Regulation D, Rule 504 Offering. The Company also issued 180,000 shares of common stock for certain legal and administrative costs incurred in conjunction with the Offering. Other costs associated with the Offering are charged to "Capital in excess of par value." Proceeds of the sale of stock were used primarily for Product Development and the balance for General &Administrative Expenses.

On September 6, 2000, the Company's Board of Directors approved amending the Company's Articles of Incorporation to:

     a) increase the number of authorized common shares to 50,000,000 with a par value of $.01 and;
     b) increase the number of authorized preferred shares to 6,000,000 with $.01 par value.

On September 6, 2000, the Company's Board of Directors also approved the sale of an additional 3 million shares of preferred stock through the Private Placement Regulation D, Rule 506 Offering. The proceeds were used for Product Development. As of December 31, 2000, the Company had sold 5,444,884 shares of preferred stock. Legal, printing, distribution, marketing and related costs associated with the Preferred Stock Offering are charged to "Capital in excess of par value."


In 2001, 758,190 common shares were sold for $367,825, the proceeds of which were used for Selling Expenses and Product Development Costs.


In 2002, 30,69 common shares were sold for $66,568, the proceeds of which were used for expenses of the Company.

In 2003, 1,895,551 common shares were issued for series A and series B preferred stock dividends. The total outstanding common shares as at September 30, 2004 is 11,521,443.

Convertible Preferred Stock, Series A
                                                            2004          2003
                                                         ----------   --------
         Authorized - 9,000,000
         Outstanding - 8,265,239 issued and outstanding    $ 82,652    $ 79,890

In August of 1999, the Company's Board of Directors approved the sale of 3 million shares of preferred stock through a Private Placement Regulation D, Rule 506 Offering. The shares are offered for $1.00 a share with a par value of $0.01 and a cumulative 14% per annum dividend rate. The preferred shares carry a mandatory redemption by the Company at a rate of $2.00 for each preferred share within thirty-six months of the subscription date, unless the Company first causes the common stock of the Company to be listed on a stock exchange. In the latter event, the preferred shares are converted to two shares of common stock for each share of preferred stock. The company anticipates listing on a stock exchange prior to the mandatory redemption date. Stock dividends will be paid in common stock.

As of December 31, 1999, the Company had sold 237,000 shares of preferred stock and by December 31, 2000, 5,931,884 preferred shares. Legal, printing, distribution, marketing and related costs associated with the Preferred Stock Offering are charged to "Capital in excess of par value."

On September 6, 2000, the Company's Board of Directors approved an increase in the number of Series A Preferred Stock to 5,000,000. The Board authorized a further increase of 1,000,000 to 6,000,000 in December 2000, formalized by an amendment to the Articles of Incorporation on March 12, 2001. As of December 31, 2000 the company had sold 5,694,884 preferred shares Series A and by December 31, 2001, a further 551,780 preferred shares Series A, proceeds being used for General and Administrative expenses and Product Development Costs.

The authorized capital of Series A was further increased to 8,000,000 in 2002, accompanied by a sale of 785,750 shares of Series A in that year, netting $318,498 after selling costs. This was used for General and Administrative costs.

In May of 2003, the Company's Board of Directors approved an increase in the number of authorized series A preferred stock from 8,000,000 to 9,000,000, formalized by an amendment to the to the Articles of Incorporation in January 2004. In January 2003, 313,000 shares of Series A were sold and later that year 551,500 shares of Series A were sold, netting a total of $294,745. which was used for selling expenses and general and administrative expenses. 12,500 shares were repurchased by the Company in 2003 into treasury at $2 per share, for a cost of $25,000.

The authorized number of Series A shares was increased to 12 million in April, 2004. 83,200 shares of Series A were sold on January 14, 2004 and 60,625 shares were sold on March 22, 2004 for a combined net of $72,481, which was used for selling expenses and general and administrative expenses. 12,500 shares were repurchased into Treasury at $2 pr share for a total cost of $25,000 in the first nine months of 2004.

For the rights, privileges and terms of the stock please refer to the notes to the December 31, 2003 financial statements. Additionally, each preferred share Series A carries a warrant to purchase one share of the Company's common stock for $0.50 a share.


CONVERTIBLE PREFERRED STOCK, SERIES B
                                                             2004        2003
                                                          ----------   --------
         Authorized  - 8,000,000
         Outstanding - 7,432,710 issued and outstanding    $ 74,327    $  51,633

On November 22, 2001, the Company's Board of Directors approved amending the Articles of Incorporation to authorize 5,000,000 share of Series B preferred Stock with a par value of $0.01. The rights, privileges and terms of the Series B are the same as Series A. One warrant is attached to each Series B preferred share.

242,750 Series B preferred shares were sold in 2001, netting $64,502 and 2,814,229 Series B were sold in 2002 for a net of $1,233,612 after selling costs.

The number of authorized series B preferred was increased from 5,000,000 to 6,000,000 in May, 2003, formalized by an amendment to the to the Articles of Incorporation in January 2004.

The company sold 614,600 shares of series B preferred stock in January of 2003, pursuant to a Private Placement Regulation D, Rule 504 offering. In September of 2003 The company sold 1,891,850 shares of series B preferred stock, again pursuant to a Regulation D, Rule 504 offering. The shares were sold for $1.00 per share with a par value of $0.01. Related costs are charged to "Capital in Excess of Par Value" Legal, printing, distribution, marketing. The Company netted $925,772 from these transactions, which was used for selling expenses and general and administrative expenses.

The authorized number of Series B shares was increased to 8 million in 2004. On March 31, 2004 1,869,281 series B shares were sold for a net of $828,169, which was used for Selling expenses and general and administrative expenses.

For the rights, privileges and terms of the stock please refer to the notes to the December 31, 2003 financial statements. Legal, printing, distribution, marketing and related costs are charged to "Capital in Excess of Par Value".

WARRANTS

One warrant is attached to each share of Series A and Series B Preferred Stock, entitling the stockholder to purchase one share of the Company's common stock at an exercise price of $0.50 per share (Series A) and $1,00 per share (Series B). Warrants are exercisable for a period of three years from first issue, or one year from the date the Company's common stock is quoted on the Over-The-Counter Bulletin Board or a similar electronic quotation system or stock exchange. Warrants are cancelled in the event that the Preferred Shares to which warrants are attached are redeemed. There is no provision for detaching the warrants from the stock and they are not separately valued. In 2001, 758,190 warrants were exercised for an equal number of common shares.


STOCK-BASED COMPENSATION

The company accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Each of the four founders of the Company was issued 2,000,000 shares individually in 1995 for the cost of certain technologies and marketing costs incorporated into the Company's products. Each of the four contributed an approximately equal share in their respective areas. Founder Alan McDougal was issued his stock in return for developing the company's anti-theft device to the patent stage. He shortly thereafter resigned from the corporation and from his interest in the patent. He transferred his stock equally among the other three founders.

Stockholder / Position   Stock Issued for:         Shares               Value
----------------------  -----------------------  -----------------   -----------

Alan MacDougal             Patent development    2,000,000 shares     $ 50,000
(Assigned his shares to the other three)

John Hilliard
Inventor of patented auto anti-theft technology.
Design and development costs                     2,000,000 shares     $ 50,000

Mike Rasmovitch
Sales and Marketing.
Design and engineering costs                     2,000,000 shares     $ 50,000

James K. Cooper
Operations.
Non accountable marketing costs                  2,000,000 shares     $ 50,000
Mobilization costs
                                                 -----------------   -----------
                                                 8,000,000 shares     $200,000
                                                 -----------------   -----------

The value of the non-monetary exchange was determined in accordance with APB-29, as modified by FASB Interpretation No. 30. Consideration given as the measure of value could not be determined with any accuracy. The consideration received, stock, had no recognizable market to establish fair market value. The par value of the stock was used as a surrogate for value, on the assumption that the exchange was a reciprocal transfer of equal value.


REDEMPTION OF STOCK

2,666,666 shares representing all of the shares owned by founder Michael Rasmovich was purchased by the Company in 2002 for $20,000 and recorded by the cost method. The stock was placed in Treasury. 12,500 Series A preferred shares were purchased into Treasury in 2003 at a cost of $24,875.

7.       COMMITMENTS

LEASES

The Company's rented property in Costa Mesa and Riverside County is rented on a month to month basis.




8.       SUBSEQUENT EVENT

PLANS FOR LISTING THE STOCK

The Company is preparing to list its stock on the Over The Counter Bulletin Board (OTCBB). The Company is in the process of preparing the Registration Statement with the Securities and Exchange Commission. Listing on the OTCBB will provide the shareholders with the opportunity to sell their shares in a broader market. It will provide the company with strategic and financial alternatives, which it does not have as a private company.


Prepared without audit. See independent accountant's review report.


9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The following is management's discussion and analysis of certain factors, which have affected the financial statements of Ultimate Security Systems, Inc.
(USSC).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report may contain "forward looking" statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or Board of Directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements, and (e) any statements using the words "anticipate", "expect", "may", "project", "intend", or similar expressions, about the Company and its business relating to the future.

The Private Securities Litigation Reform Act of 1995 contains safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its employees may contain "forward looking" information, which involves risks and uncertainties. Any statements in this report and accompanying materials that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the Company's market, the Company's objectives and plans and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are no limited to: the continued and future acceptance of the Company's product, the effectiveness of the Company's marketing initiatives, the presence of competitors with greater technical, marketing and financial resources and the Company's ability to successfully expand its operations.

GENERAL

On April 21, 2003 the company entered into an Agreement and Plan of Merger with Immunotechnology Corporation, (IMNT), a Delaware corporation listed in the OTCBB. IMNT withdrew from the agreement in 2004 before the merger was consummated. Subsequently the Board of Directors resolved to list Ultimate Security stock directly on the OTCBB. The Company is currently preparing the appropriate documents. This is in keeping with a long term objective of the Company, to become listed on a stock exchange. The board of directors of USSC believe that becoming a "public company" is in the best interests of the company, including the shareholders. This will provide the shareholders with the opportunity to sell their shares through the Over-the-Counter Bulletin Board. It will provide the company with strategic and financial alternatives, which it does not have as a private company.

FINANCIAL CONDITION

The uncertain geopolitical and economic conditions triggered by the events of "9/11" continued to hamper the company's efforts to expand distributorships. Automobile aftermarket dealerships proved reluctant to add to inventory. Timing difficulties in market penetration prevented the Company from achieving sales quotas. Revenues are not yet able to cover the deficit. However, enthusiasm for the product by current owners is more than anecdotal. Most sales are by "word of mouth." Management remains confident in ultimate market acceptance of the Company's auto-theft prevention device. Management is buoyed by the success of a leading competitor, whose device at similar cost operates only after the car has been stolen. Management is convinced that the Company's "better mousetrap," i.e. a theft prevention device, will ultimately succeed at market. The company continued its efforts from the prior year with trade advertising and specialty consumer public relations effort. Greater emphasis was placed on trade shows.

In 2003 the Company conducted a trial in one market segment to re-brand the product. Feedback was not favorable and the decision was made to retain the brand name PowerLock(R) for the product.

The company raised capital during the first nine months of 2004 through sale of preferred stock, a continuing periodic activity.

The financial statements of Ultimate for the first nine months of 2004 have been prepared on the assumption that it will continue as a going concern. Ultimates's independent public accountant has issued his report dated November 15, 2004, that includes an explanatory paragraph stating that Ultimate's recurring losses, among other things, raise substantial doubt about Ultimate's ability to continue as a going concern.


LIQUIDITY AND CAPITAL RESOURCES

Total assets at September 30, 2004 were $1,323,769. The Company's assets include, but are not limited to $1,113,068 cash. Total liabilities as of September 30, 2004 were $107,609, which include, but are not limited to $47,689 accrued interest and $50,000 note payable.

Company operations were funded in the first nine months of 2004 primarily by sale of preferred stock, which netted $900,689 after costs related to the sale of stock.

The Company's cash flows from operating, investing, and financing activities, as reflected in the statement of cash flows, are summarized in the following table:

                                                       Nine Months Ended
                                                     --------------------

                                                    September 30,  September 30,
                                                        2004           2003
                                                     ---------      ---------


                  Operating Activities            $( 1,070,042)    $(892,263)
                  Investing Activities
                  Financing Activities                 971,516       985,263
                                                     ---------     ---------
                  Net increase (decrease)
                  in cash and cash equivalents         (98,526)       93,381
                                                     ---------     ---------

Cash and cash equivalents decreased by $98,526 in the first three quarters of 2004. Cash used by operating activities was $1,070,042 in the first three quarters of 2004, an increase of $177,779 over $892,263 of the comparable period of 2003. This reflected a buildup of inventory and increased general and administrative costs.

There were no investing activities in the first three quarters of 2004 and the comparable period of 2003:

Cash provided by financing activities did not vary significantly between the first nine months of 2004 and the comparable period of 2003. Cash was provided by the sale of preferred stock in both years: $971,516 in the first three quarters of 2004 and $985,263 in the first three quarters of 2003. This was a decrease of $13,747 (1.4%) in 2004.

The Company's working capital decreased by $162,770 or 11.4 % from $1,428,930 at September 30, 2003 to $1,266,160 at September 30, 2004. Working capital decreased primarily due to a decreased level of cash. The Company believes that it has sufficient capital resources to meet its anticipated capital and operating requirements for the next twelve months.

The company has borrowings limited to $50,000.

RESULTS OF OPERATIONS OF NINE MONTHS ENDED SEPTEMBER 30, 2004, VS. NINE MONTHS ENDED SEPTEMBER 30, 2003

SALES

During the nine months ended September 30, 2004, Ultimate generated revenues of $32,839 (395 units) compared to $18,923 (228 units) for the comparable nine-month period in 2003. The increase of 73% was a sign of recovery from the recession.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the average number of common shares outstanding during the period. Diluted earnings per share takes into consideration the potentially dilutive effect of common stock equivalents, such as outstanding convertible preferred stock, that if exercised or converted into common stock would then share in the earnings of the company.


In accordance with SFAS No. 128, "Earnings Per Share", basic net income (loss) per common share has been calculated using the weighted average number of shares of common stock outstanding during the period, less shares subject to repurchase. Earnings per share for the nine months ended September 30, 2004 and 2003 was computed as follows:

                                                         2004           2003
                                                       ----------   -----------
Net Loss                                              $ ( 898,878)  $ (862,218)

Earnings per share - basic                            $     -0.08   $    -0.09
Earnings per share - diluted                          $     -0.02   $    -0.03


Weighted Average common shares outstanding - basic     11,247,529    9,669,902

Dilutive effect of Preferred Stock                     30,507,038   22,784,940
                                                       ----------   -----------
Weighted Average common shares outstanding,
                       Assuming dilution               41,754,567   32,454,842
                                                       ----------   -----------

COST OF SALES

Cost of Sales consists of product component costs and assembly labor:

                                        2004               2003
                                    --------------   --------------
Direct component costs              $      58,784    $      64,322
Assembly labor                              3,878            3,485
                                    --------------   --------------
                                    $      62,662    $      67,807
                                    ---------------  --------------
In the first year of sales, 2000, Cost of Sales represented 61.9% of Sales; in 2001: 58.3%; in 2002: 61.4%, in 2003 80.4% for the full year. Cost of Sales for the nine months ended September 30, 2004 was $62,662 (190.8% of net sales) as compared to $67,807 (358.3% of net sales) for the nine months ended September 30, 2003, a decrease of $5,145, or 7.6%.

Cost of sales was greater than sales in both periods, resulting from higher costs of production, which in turn was related to inefficiencies in manufacturing at well below capacity. The facility has the capability of expanding production to 60,000 units annually, but produced only 1,559 in the first nine months of 2004. Management has adopted the policy of retaining skilled manufacturing labor at a minimum level, independent of the level of sales, in anticipation of an increase in sales. A second factor in 2004 was a lower average selling price, resulting from shifting sales away from dealers, toward distributors, at a lesser price.


SELLING EXPENSES

Selling Expenses consist mainly of marketing-related salaries and advertising. Other marketing related expenses include public relations, printing, trade shows and sample units. Selling expenses decreased $47,672 or 14.1% in the first nine months of 2004, as compared to the similar period of 2003: from $290,492 in 2004 to $338,164 in 2003. The decrease was due to management focusing on programs with the greatest promise, as experience was gained. Less promising programs were culled. Emphasis was shifted to magazine advertising, trade shows and public relations. Lower expenses in the current year was also due to the suspension of a trial to re-brand the product. Feedback was not favorable, leading to a decision to retain the brand name Power Lock(R) .


Selling Expenses are many more times net revenue, the result of aggressive brand-building through promoting the product in the automobile after-market industry. The company anticipates that Selling Expenses will increase on an annual basis in the future as it continues to pursue a brand-building strategy through advertising, distribution and an expanded sales force.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses include personnel costs and corporate functions such as legal, rent, insurance, and office expenses. General and Administrative expenses were $648,151 in the nine months ended September 30, 2004 as compared to $473,463 for the first nine months of the preceding fiscal year, an increase of $174,688 or 36.9%. This was due primarily to non recurring costs:

         Re-engineering and tooling         $ 135,000
         Merger expense                     $  29,000
         Other                              $  10,688
                                            ---------
                                            $ 174,688

Re-engineering and tooling costs were related to changes in the circuit boards of the anti-theft device. Merger expense was related to preparation for filing a registration statement with the Securities and Exchange Commission in contemplation of a merger, as outlined in these notes separately. The balance of General and Administrative expenses include personnel costs and those for corporate functions such as legal, rent, insurance and office expenses.

ADVERTISING COSTS

The majority of advertising consisted of display ads in trade magazines. The balance was in promotional activities such as participation in car shows and advertising in magazines patronized by distributors, magazines such as Hot Rod and Power Tour.

WARRANTY EXPENSE

The company warrants its product against defects to the original purchaser still owning the auto that was originally fitted. Repair or replacement is at no charge. The Company warrants the performance of the product to the extent that, should the device be overcome and the vehicle stolen and not recovered, the insurance deductible is refunded to a limit of $10,000. There is insufficient warranty loss experience to establish an allowance for warranty costs. Warranty costs were $4,063 in the first nine months of 2004 vs. $14,065 in the first nine months of 2003, a decrease of 10,003 (71.1%). The decrease was due to fewer dealer returns, the result of the Company's comprehensive dealer training program begun in 2003.

NET LOSS

As a result of the foregoing, net loss increased by $36,660 for the nine months ended September 30, 2004 to $898,878 from $862,218 for the nine months ended September 30, 2004. The losses represent the company's investment in marketing and brand building during a protracted recessionary period.


BALANCE SHEET ITEMS:  SIGNIFICANT DIFFERENCES


INVENTORY

Inventories increased from $75,827 at September 30, 2003 to $180,577 at September 30, 2004, an increase of $104,750 (138.1%). Inventories were built up in anticipation of sales that did not materialize. Management was also reluctant to minimize production to the point where staff expertise was jeopardized. Inventories at September 30,

                                2004           2003
                            -----------   ------------
Components                   $  21,818      $ 29,320
Materials & Supplies             6,416         7,545
Work In Process                    450           862
Finished Goods                  12,500        38,100
                           ------------   ------------
                             $ 180,577      $ 75,827

Limited manufacturing commenced in Fiscal Year 1998 for demonstration products and in anticipation of sales. Finished units are furnished to both current and potential authorized dealers for evaluation, for display, or for installation on "project" vehicles, and to selling representatives. These units are charged to selling expense and removed from inventory. For the nine months ended September 30, 2004, the number of units and amounts charged to selling expenses were 33 and $2,734 respectively.


ACCOUNTS RECEIVABLE
                               2004           2003
                           ------------    ----------
                           $   30,124      $   13,406

No allowance for doubtful accounts was made. Accounts Receivable as at September 30, 2004 and September 30, 2003 were collected subsequently.

CONCLUSION

The Company believes that its operating results will continue to be adversely affected by economic timing factors and/until market indifference to its innovative anti-theft device is overcome. The Company will need to redouble its efforts to raise public awareness of the benefits of its device. The Company will seek alliances with security organizations, businesses and non-profit agencies with a stake in prevention of auto theft. However, no guarantee will be made that sales will reverse the cash flow deficit in the next twelve months. It is anticipated that negative cash flows from operations will continue through the next twelve months.


CONTROLS AND PROCEDURES, OTHER MATTERS

CRITICAL ACCOUNTING POLICIES

In the financial statements for the nine months ended September 30, 2004, the Company's critical accounting policies and estimates were identified as those relating to revenue recognition, loss provisions on accounts receivable, inventory, advertising, warranty, income taxes, notes payable and capital stock. Management has considered the disclosure requirements of Financial Release ("FR")60, regarding critical policies, and FR61 regarding liquidity and capital resources, including commitments and commercial obligations, and concluded that nothing has materially changed during the nine months ended September 30, 2004 that would warrant further disclosure.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Based on his evaluation as of September 30, 2004, the principal executive officer, who is also the principal financial officer of the Company, has concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

CHANGES IN INTERNAL CONTROLS

There were no significant changes in the Company's internal controls over financial reporting or in other factors that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                    PART III

Item 1.  Index to Exhibits

Exhibits.

Copies of the following documents are filed with this Registration Statement on
Form 10-SB, as exhibits:
3.1      Articles of Incorporation                                                        E-1 through E-2

3.1.1    Certificate of Amendment to Articles of Incorporation                            E-3 through E-4

3.1.2    Certificate of Amendment to Articles of Incorporation                            E-5 through E-6

3.1.3    Certificate of Amendment to Articles of Incorporation                            E-7 through E-8

3.1.4    Certificate of Amendment to Articles of Incorporation                            E-9 through E-10

3.2      Bylaws                                                                           E-11 through E-27

4.1      Amendment No. 3 to Certificate of Designations, Preferences,
         and Relative Rights, Qualifications and Restrictions of the Series A
         14% Convertible Preferred Stock                                                  E-28 through E-34

4.2      Amendment No. 3 to Certificate of Designations, Preferences,
         and Relative Rights, Qualifications and Restrictions of the Series B
         14% Convertible Preferred Stock                                                  E-35 through E-40

10       Material Contracts                                                               E-41 through E-60

                                   SIGNATURES

         In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, we have duly caused this Registration Statement on Form 10-SB to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Irvine, California, on Jaunary 4, 2005.

                                   Ultimate Security Systems Corporation,
                                   a Nevada corporation


                                   By:      /s/ James K. Cooper
                                            -----------------------------------
                                            James K. Cooper
                                   Its:     Chief Executive Officer, President,
                                            Treasurer, Secretary and Director


                                   By:      /s/ Jay A. Bitner
                                            -----------------------------------
                                            Jay A. Bitner
                                   Its:     Director